INTERIM REPORT
For the six months ended
June 30, 2024

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at June 30, 2024 and December 31, 2023
(unaudited - US$ millions)

	Notes	June 30, 2024	December 31, 2023
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $212.5; December 31, 2023 – $197.7)	5	2,541.6	1,781.6
Insurance contract receivables		813.3	926.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $525.5; December 31, 2023 – $637.0)	5	7,722.7	7,165.6
Bonds (cost $36,760.9; December 31, 2023 – $36,511.9)	5	36,477.0	36,850.8
Preferred stocks (cost $898.9; December 31, 2023 – $898.3)	5	2,515.3	2,447.4
Common stocks (cost $6,543.8; December 31, 2023 – $6,577.2)	5	6,820.4	6,903.4
Investments in associates (fair value $8,278.7; December 31, 2023 – $7,553.2)	5, 6	7,229.8	6,607.6
Derivatives and other invested assets (cost $888.9; December 31, 2023 – $952.0)	5, 7	921.4	1,025.3
Assets pledged for derivative obligations (cost $112.8; December 31, 2023 – $137.7)	5	112.4	139.3
Fairfax India cash, portfolio investments and associates (fair value $3,274.7; December 31, 2023 – $3,507.6)	5, 6	2,041.2	2,282.7
		63,840.2	63,422.1

Reinsurance contract assets held	9	10,868.9	10,887.7
Deferred income tax assets		274.5	301.1
Goodwill and intangible assets		6,277.5	6,376.3
Other assets		8,867.0	8,290.2
Total assets		93,483.0	91,985.1

Liabilities
Accounts payable and accrued liabilities		5,534.8	5,487.2
Derivative obligations	5, 7	323.1	444.9
Deferred income tax liabilities		1,360.5	1,250.3
Insurance contract payables		1,101.3	1,206.9
Insurance contract liabilities	8	46,329.5	46,171.4
Borrowings – holding company and insurance and reinsurance companies	11	9,139.5	7,824.5
Borrowings – non-insurance companies		1,981.5	1,899.0
Total liabilities		65,770.2	64,284.2

Equity	12
Common shareholders’ equity		21,729.8	21,615.0
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		23,065.3	22,950.5
Non-controlling interests		4,647.5	4,750.4
Total equity		27,712.8	27,700.9
		93,483.0	91,985.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2024 and 2023
(unaudited - US$ millions except per share amounts)

		Second quarter		First six months
	Notes	2024	2023	2024	2023
Insurance
Insurance revenue	16	7,493.5	6,654.2	15,180.3	12,934.1
Insurance service expenses	17	(6,146.5)	(5,039.5)	(12,399.1)	(10,216.9)
Net insurance result		1,347.0	1,614.7	2,781.2	2,717.2
Cost of reinsurance		(1,547.1)	(1,262.1)	(3,146.8)	(2,382.1)
Recoveries of insurance service expenses	17	1,223.7	758.9	2,426.4	1,763.2
Net reinsurance result		(323.4)	(503.2)	(720.4)	(618.9)
Insurance service result	16	1,023.6	1,111.5	2,060.8	2,098.3
Other insurance operating expenses	16, 17	(282.1)	(205.4)	(527.9)	(451.5)
Net finance expense from insurance contracts	10	(296.5)	(585.3)	(566.7)	(811.1)
Net finance income from reinsurance contract assets held	10	91.8	161.3	196.0	223.7
		536.8	482.1	1,162.2	1,059.4
Investment income
Interest and dividends		614.0	464.6	1,203.8	846.9
Share of profit of associates	6	221.4	269.2	349.1	603.0
Net gains (losses) on investments	5	241.6	(342.1)	183.1	429.1
		1,077.0	391.7	1,736.0	1,879.0
Other revenue and expenses
Non-insurance revenue		1,538.1	1,559.6	3,052.3	3,118.0
Non-insurance expenses	17	(1,484.6)	(1,527.5)	(2,984.9)	(3,150.6)
Gain on sale of insurance subsidiary		—	259.1	—	259.1
Interest expense		(160.4)	(130.4)	(311.9)	(254.7)
Corporate and other expenses	17	(95.7)	(90.0)	(186.4)	(196.5)
		(202.6)	70.8	(430.9)	(224.7)
Earnings before income taxes		1,411.2	944.6	2,467.3	2,713.7
Provision for income taxes	14	(355.4)	(115.5)	(641.8)	(480.6)
Net earnings		1,055.8	829.1	1,825.5	2,233.1

Attributable to:
Shareholders of Fairfax		915.4	734.4	1,691.9	1,984.4
Non-controlling interests		140.4	94.7	133.6	248.7
		1,055.8	829.1	1,825.5	2,233.1

Net earnings per share		$40.18	$31.10	$73.36	$84.30
Net earnings per diluted share		$37.18	$28.80	$67.94	$78.18
Cash dividends paid per share		$—	$—	$15.00	$10.00
Shares outstanding (000) (weighted average)		22,479	23,212	22,727	23,247

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2024 and 2023
(unaudited – US$ millions)

	Second quarter		First six months
	2024	2023	2024	2023

Net earnings	1,055.8	829.1	1,825.5	2,233.1

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(89.9)	(48.9)	(318.3)	11.7
Gains (losses) on hedge of net investment in Canadian subsidiaries	19.0	(46.9)	73.5	(49.3)
Gains (losses) on hedge of net investment in European operations	5.4	(3.3)	24.5	(17.6)
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	(21.1)	(5.6)	(43.8)	(3.4)
Other	(1.4)	8.1	(0.4)	4.8
	(88.0)	(96.6)	(264.5)	(53.8)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	1.9	—	1.9
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	0.1	—	0.3	(4.8)
	(87.9)	(94.7)	(264.2)	(56.7)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	23.0	1.4	37.2	(8.9)
Share of net losses on defined benefit plans of associates	—	(2.2)	(1.3)	(1.9)
Other	(0.1)	2.8	12.7	2.8
	22.9	2.0	48.6	(8.0)
Other comprehensive income (loss), net of income taxes	(65.0)	(92.7)	(215.6)	(64.7)

Comprehensive income	990.8	736.4	1,609.9	2,168.4

Attributable to:
Shareholders of Fairfax	855.4	675.4	1,505.7	1,940.3
Non-controlling interests	135.4	61.0	104.2	228.1
	990.8	736.4	1,609.9	2,168.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2024 and 2023
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2024	5,995.9	(906.7)	612.7	16,875.3	(962.2)	21,615.0	1,335.5	22,950.5	4,750.4	27,700.9
Net earnings for the period	—	—	—	1,691.9	—	1,691.9	—	1,691.9	133.6	1,825.5
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(286.1)	(286.1)	—	(286.1)	(32.2)	(318.3)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	73.5	73.5	—	73.5	—	73.5
Gains on hedge of net investment in European operations	—	—	—	—	24.5	24.5	—	24.5	—	24.5
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	—	—	—	—	(40.8)	(40.8)	—	(40.8)	(3.0)	(43.8)
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	0.3	0.3	—	0.3	—	0.3
Net gains on defined benefit plans	—	—	—	—	35.5	35.5	—	35.5	1.7	37.2
Share of net losses on defined benefit plans of associates	—	—	—	—	(1.1)	(1.1)	—	(1.1)	(0.2)	(1.3)
Other	—	—	—	—	8.0	8.0	—	8.0	4.3	12.3
Issuances for share-based payments	—	77.1	(74.7)	—	—	2.4	—	2.4	—	2.4
Purchases and amortization for share-based payments	—	(146.4)	74.1	—	—	(72.3)	—	(72.3)	—	(72.3)
Purchases for cancellation (note 12)	(211.6)	—	—	(726.5)	—	(938.1)	—	(938.1)	—	(938.1)
Common share dividends	—	—	—	(363.1)	—	(363.1)	—	(363.1)	(137.6)	(500.7)
Preferred share dividends	—	—	—	(24.7)	—	(24.7)	—	(24.7)	—	(24.7)
Net changes in capitalization (note 6)	—	—	100.9	(86.7)	2.5	16.7	—	16.7	(78.8)	(62.1)
Other	—	—	—	(18.1)	6.3	(11.8)	—	(11.8)	9.3	(2.5)
Balance as of June 30, 2024	5,784.3	(976.0)	713.0	17,348.1	(1,139.6)	21,729.8	1,335.5	23,065.3	4,647.5	27,712.8

Balance as of January 1, 2023	6,086.3	(891.3)	615.7	12,952.5	(982.9)	17,780.3	1,335.5	19,115.8	3,902.9	23,018.7
Net earnings for the period	—	—	—	1,984.4	—	1,984.4	—	1,984.4	248.7	2,233.1
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	—	—	—	—	32.6	32.6	—	32.6	(20.9)	11.7
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(49.3)	(49.3)	—	(49.3)	—	(49.3)
Losses on hedge of net investment in European operations	—	—	—	—	(17.6)	(17.6)	—	(17.6)	—	(17.6)
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	—	—	—	—	(2.6)	(2.6)	—	(2.6)	(0.8)	(3.4)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	1.6	1.6	—	1.6	0.3	1.9
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	—	—	—	—	(4.9)	(4.9)	—	(4.9)	0.1	(4.8)
Net gains (losses) on defined benefit plans	—	—	—	—	(9.3)	(9.3)	—	(9.3)	0.4	(8.9)
Share of net losses on defined benefit plans of associates	—	—	—	—	—	—	—	—	(1.9)	(1.9)
Other	—	—	—	—	5.4	5.4	—	5.4	2.2	7.6
Issuances for share-based payments	—	50.5	(51.0)	—	—	(0.5)	—	(0.5)	—	(0.5)
Purchases and amortization for share-based payments	—	(33.7)	76.7	—	—	43.0	—	43.0	—	43.0
Purchases for cancellation (note 12)	(44.5)	—	—	(70.4)	—	(114.9)	—	(114.9)	—	(114.9)
Common share dividends	—	—	—	(245.2)	—	(245.2)	—	(245.2)	(144.7)	(389.9)
Preferred share dividends	—	—	—	(24.6)	—	(24.6)	—	(24.6)	—	(24.6)
Net changes in capitalization	—	—	(36.6)	(4.9)	(13.3)	(54.8)	—	(54.8)	(80.0)	(134.8)
Other	—	—	—	(0.4)	33.9	33.5	—	33.5	20.0	53.5
Balance as of June 30, 2023	6,041.8	(874.5)	604.8	14,591.4	(1,006.4)	19,357.1	1,335.5	20,692.6	3,926.3	24,618.9

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2024 and 2023
(unaudited - US$ millions)

		Second quarter		First six months
	Notes	2024	2023	2024	2023
Operating activities
Net earnings		1,055.8	829.1	1,825.5	2,233.1
Depreciation, amortization and impairment charges		152.8	190.6	310.3	377.0
Net bond discount amortization		(83.2)	(105.2)	(157.6)	(187.7)
Amortization of share-based payment awards		40.1	38.8	74.1	76.7
Share of profit of associates	6	(221.4)	(269.2)	(349.1)	(603.0)
Deferred income taxes	14	100.0	(56.0)	133.8	178.0
Net (gains) losses on investments	5	(241.6)	342.1	(183.1)	(429.1)
Gain on sale of insurance subsidiary		—	(259.1)	—	(259.1)
Net purchases of investments classified at FVTPL		(778.7)	(1,202.3)	(90.7)	(3,483.4)
Changes in operating assets and liabilities		145.5	270.4	203.1	751.7
Cash provided by (used in) operating activities		169.3	(220.8)	1,766.3	(1,345.8)

Investing activities
Sales of investments in associates		46.6	92.1	95.1	774.3
Purchases of investments in associates		(115.2)	(93.7)	(149.5)	(310.4)
Net purchases of premises and equipment and intangible assets		(102.1)	(134.8)	(183.2)	(288.6)
Net purchases of investment property		(11.6)	(5.5)	(23.7)	(15.7)
Purchases of subsidiaries, net of cash acquired		—	—	(18.0)	(23.4)
Proceeds from sale of insurance subsidiaries, net of cash divested		—	128.7	—	128.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested		36.7	—	36.7	—
Cash provided by (used in) investing activities		(145.6)	(13.2)	(242.6)	264.9

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	11
Proceeds, net of issuance costs		744.6	—	1,932.9	—
Repayments		(1.7)	(11.6)	(538.9)	(13.7)
Net borrowings on other revolving credit facilities		—	10.0	—	—
Borrowings - non-insurance companies:
Proceeds, net of issuance costs		166.8	14.7	174.9	77.9
Repayments		(147.2)	(16.7)	(157.3)	(25.5)
Net borrowings on revolving credit facilities and short term loans		32.3	13.7	110.1	37.4
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(15.0)	(14.6)	(30.2)	(29.5)
Principal payments on lease liabilities - non-insurance companies		(32.7)	(32.8)	(65.7)	(67.6)
Subordinate voting shares:	12
Purchases for treasury		(95.3)	(10.6)	(146.4)	(33.7)
Purchases for cancellation		(677.8)	(14.9)	(938.1)	(114.9)
Common share dividends		—	—	(363.1)	(245.2)
Preferred share dividends		(12.3)	(12.5)	(24.7)	(24.6)
Subsidiary shares:	12
Issuances to non-controlling interests, net of issuance costs		0.1	1.6	0.5	17.2
Purchases of non-controlling interests		(133.3)	(49.2)	(142.4)	(119.1)
Dividends paid to non-controlling interests		(121.1)	(140.0)	(137.6)	(144.7)
Cash used in financing activities		(292.6)	(262.9)	(326.0)	(686.0)
Increase (decrease) in cash and cash equivalents		(268.9)	(496.9)	1,197.7	(1,766.9)
Cash and cash equivalents – beginning of period	5	6,562.0	4,858.7	5,121.4	6,119.6
Foreign currency translation		(22.7)	3.4	(48.7)	12.5
Cash and cash equivalents – end of period	5	6,270.4	4,365.2	6,270.4	4,365.2

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and six months ended June 30, 2024 and 2023
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three and six months ended June 30, 2024 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS Accounting Standards have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on August 1, 2024.
3.    Summary of Material Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2023, prepared in accordance with IFRS Accounting Standards. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
The principal components of Canada's Pillar Two global minimum tax rules were enacted into law on June 20, 2024. The rules are generally effective as of January 1, 2024, and are intended to ensure that multinational enterprises pay a minimum of 15% tax in each jurisdiction in which they operate.
On May 23, 2023 the IASB issued amendments to IAS 12 Income Taxes to provide temporary relief from accounting and disclosure for deferred taxes arising from the implementation of Pillar Two rules. The company retrospectively adopted this amendment during the second quarter of 2023 and has applied the exception to recognizing and disclosing information regarding Pillar Two deferred income tax assets and liabilities.
New accounting pronouncements adopted in 2024
On January 1, 2024 the company adopted the following amendments, which did not have a significant impact on the company's consolidated financial statements: Classification of Liabilities as Current or Non-current (Amendments to IAS 1), Non-current Liabilities with Covenants (Amendments to IAS 1), Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) and Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).
New accounting pronouncements issued but not yet effective
The following new pronouncements have been issued by the IASB and are not yet effective for the fiscal year beginning January 1, 2024. The company does not expect to adopt the new pronouncements in advance of their effective dates and is currently evaluating their expected impacts on the company's consolidated financial statements.
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
On May 30, 2024 the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures which included clarifying the date of recognition and derecognition of some financial assets and liabilities, with an exception relating to the derecognition of financial liabilities that are settled using an electronic payment system, and additional required disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including environmental, social and governance linked features). The amendments are applied retrospectively on or after January 1, 2026 with early application permitted. An entity is not required to restate comparative information when it first applies these amendments, however, is permitted to do so only if possible without the use of hindsight. If an entity does not restate prior periods, the cumulative effect of initially applying the amendments is recognized as an adjustment to opening equity.

IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024 the IASB issued IFRS 18 which replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to present specified categories and defined subtotals in the statement of earnings and to provide disclosures on management-defined performance measures in the notes to the financial statements, and also makes certain amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share. The standard is to be applied retrospectively, with specific transition provisions, for annual reporting periods beginning on or after January 1, 2027 with earlier application permitted.

4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining: (i) the measurement of insurance contracts and reinsurance contract assets held (notes 8 and 9 respectively); and (ii) the fair value of financial instruments classified as Level 3 in the fair value hierarchy (note 5), in a manner consistent with that described in the company's consolidated financial statements for the year ended December 31, 2023.
As described in notes 5 and 6, during the second quarter of 2024 the company's investment in Digit compulsory convertible preferred shares ("CCPS") was transferred from preferred stocks classified as Level 3 in the fair value hierarchy to Level 2 as the fair value of the CCPS is now principally determined through the traded market price of Digit's general insurance subsidiary, Digit Insurance, whereas the fair value was previously principally determined through an industry accepted discounted cash flow model.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	June 30, 2024	December 31, 2023
Holding company
Cash and cash equivalents	779.9	406.8
Short term investments	500.3	192.9
Bonds	214.2	344.3
Preferred stocks	11.4	12.2
Common stocks(1)	91.6	103.5
Derivatives (note 7)	731.7	524.2
	2,329.1	1,583.9
Assets pledged for derivative obligations:
Cash equivalents	—	2.5
Short term investments	119.9	127.8
Bonds	92.6	67.4
	212.5	197.7

Holding company cash and investments as presented on the consolidated balance sheet	2,541.6	1,781.6
Derivative obligations (note 7)	(14.3)	(32.5)
	2,527.3	1,749.1
Portfolio investments
Cash and cash equivalents(2)	5,954.4	5,157.2
Short term investments	1,768.3	2,008.4
Bonds	36,477.0	36,850.8
Preferred stocks	2,515.3	2,447.4
Common stocks(1)	6,820.4	6,903.4
Investments in associates (note 6)	7,229.8	6,607.6
Derivatives (note 7)	354.0	448.3
Other invested assets(3)	567.4	577.0
	61,686.6	61,000.1
Assets pledged for derivative obligations:
Bonds	112.4	139.3

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(2)	65.9	197.2
Bonds	202.8	39.2
Common stocks	414.7	616.6
Investments in associates (note 6)	1,357.8	1,429.7
	2,041.2	2,282.7

Portfolio investments as presented on the consolidated balance sheet	63,840.2	63,422.1
Derivative obligations (note 7)	(308.8)	(412.4)
	63,531.4	63,009.7

Total cash and investments, net of derivative obligations	66,058.7	64,758.8

(1)    Includes aggregate investments in limited partnerships with a carrying value at June 30, 2024 of $2,294.0 (December 31, 2023 - $2,171.8).
(2)    Includes aggregate restricted cash and cash equivalents at June 30, 2024 of $529.8 (December 31, 2023 - $642.3), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows.
(3)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features. The table below excludes: interest rate swaps with a notional amount at June 30, 2024 of $1,900.0 (December 31, 2023 - $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the net purchases of first mortgage loans completed during 2023; and at December 31, 2023 the impact of U.S. treasury bond forward contracts to sell long-dated U.S. treasury bonds with a notional amount of $292.8 that economically hedged the company's exposure to interest rate risk. The U.S. treasury bond forward contracts were no longer held at June 30, 2024.

	June 30, 2024		December 31, 2023
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less(2)	8,636.3	8,394.0	7,780.5	7,545.6
Due after 1 year through 3 years(2)	8,885.6	8,769.5	9,352.1	9,420.5
Due after 3 years through 5 years	6,488.0	6,534.8	5,738.7	5,861.1
Due after 5 years through 10 years(3)	12,720.8	12,737.7	13,645.1	14,047.3
Due after 10 years	670.1	663.0	577.9	566.5
	37,400.8	37,099.0	37,094.3	37,441.0
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Includes the company's investments in first mortgage loans at June 30, 2024 of $4,910.1 (December 31, 2023 - $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada.
(3)    Includes U.S. treasury bonds at June 30, 2024 of $11,045.7 (December 31, 2023 - $11,868.0) with maturities between 5 to 7 years.

The increase in the company's holdings of bonds due in 1 year or less reflected the shift from due after 1 year through 3 years into due in 1 year or less as a result of the passage of time impacting their earliest contractual maturity date, partially offset by net sales of U.S. treasury bonds of $488.6 and corporate and other bonds of $446.8. The increase in the company's holdings of bonds due after 3 years through 5 years was primarily due to net purchases of U.S. treasury bonds of $793.3 and corporate and other bonds of $468.7. The decrease in the company's holdings of bonds due after 5 years through 10 years was primarily due to net sales of U.S. treasury bonds of $735.5, partially offset by net purchases of other government bonds of $229.0.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	June 30, 2024				December 31, 2023
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents	6,800.2	—	—	6,800.2	5,763.7	—	—	5,763.7

Short term investments:
Canadian government and provincials	71.6	—	—	71.6	553.3	—	—	553.3
U.S. treasury	1,434.3	—	—	1,434.3	794.1	—	—	794.1
Other government	144.3	171.9	—	316.2	31.3	339.0	—	370.3
Corporate and other	—	566.4	—	566.4	—	611.4	—	611.4
	1,650.2	738.3	—	2,388.5	1,378.7	950.4	—	2,329.1
Bonds:
Canadian government and provincials	—	2,911.7	—	2,911.7	—	2,715.1	—	2,715.1
U.S. treasury	—	15,142.8	—	15,142.8	—	16,273.5	—	16,273.5
U.S. states and municipalities	—	183.2	—	183.2	—	184.5	—	184.5
Other government	—	5,332.0	45.4	5,377.4	—	4,903.0	39.3	4,942.3
Corporate and other(1)	—	7,632.7	5,851.2	13,483.9	—	7,567.9	5,757.7	13,325.6
	—	31,202.4	5,896.6	37,099.0	—	31,644.0	5,797.0	37,441.0
Preferred stocks:
Canadian	16.3	2.4	8.5	27.2	15.5	3.5	8.8	27.8
U.S.	—	—	358.9	358.9	—	—	343.3	343.3
Other	12.9	2,125.8	1.9	2,140.6	12.0	286.6	1,789.9	2,088.5
	29.2	2,128.2	369.3	2,526.7	27.5	290.1	2,142.0	2,459.6
Common stocks:
Canadian	907.3	252.4	346.2	1,505.9	838.3	216.0	288.2	1,342.5
U.S.	656.1	31.2	1,301.2	1,988.5	988.0	27.4	1,258.7	2,274.1
Other	1,825.2	588.4	1,418.7	3,832.3	2,023.4	501.9	1,481.6	4,006.9
	3,388.6	872.0	3,066.1	7,326.7	3,849.7	745.3	3,028.5	7,623.5

Derivatives and other invested assets	—	835.2	817.9	1,653.1	—	869.5	680.0	1,549.5

Derivative obligations (note 7)	—	(138.7)	(184.4)	(323.1)	—	(257.4)	(187.5)	(444.9)

Holding company cash and investments and portfolio investments measured at fair value	11,868.2	35,637.4	9,965.5	57,471.1	11,019.6	34,241.9	11,460.0	56,721.5

	20.7%	62.0%	17.3%	100.0%	19.4%	60.4%	20.2%	100.0%

Investments in associates (note 6)	4,168.1	574.2	6,127.7	10,870.0	3,592.3	83.2	6,532.3	10,207.8
(1)    Included in Level 3 are the company's investments in first mortgage loans at June 30, 2024 of $4,910.1 (December 31, 2023 - $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada.
There were no significant changes to the valuation techniques and processes used at June 30, 2024 compared to those described in the Summary of Material Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2023.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the six months ended June 30, 2024 and 2023 there were no significant transfers of financial instruments between Level 1 and Level 2. During the six months ended June 30, 2024 the company's investments in common shares and compulsory convertible preferred shares of Go Digit Infoworks Services Private Limited ("Digit") were transferred from investments in associates and preferred stocks classified as Level 3 to Level 2, respectively, due to the completion of the initial public offering of Digit's general insurance subsidiary, Go Digit General Insurance Limited ("Digit Insurance") as described in note 6. The company's investments in the Digit common shares and compulsory convertible preferred shares are classified as Level 2 as their fair values are principally determined through the traded market price of the Digit Insurance common shares which were listed on both the BSE and NSE in India following Digit Insurance's initial public offering. During the six months ended June 30, 2023 the company's holdings in Poseidon Corp. (formerly Atlas) common shares were transferred from investments in associates classified as Level 1 to Level 3 following a privatization transaction. There were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2024
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	5,797.0	2,142.0	1,998.2	72.8	957.5	492.5	11,460.0
Net realized and unrealized gains included in the consolidated statement of earnings	15.6	11.0	98.6	8.6	50.4	105.0	289.2
Purchases(2)	704.2	7.0	135.6	—	59.4	45.5	951.7
Sales and distributions(2)	(594.6)	—	(101.8)	(8.6)	(190.2)	(1.2)	(896.4)
Transfer out of category(3)	—	(1,787.8)	—	—	—	—	(1,787.8)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(25.6)	(2.9)	(7.5)	(1.0)	(5.9)	(8.3)	(51.2)
Balance - June 30	5,896.6	369.3	2,123.1	71.8	871.2	633.5	9,965.5

	2023
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	3,465.3	2,047.1	1,824.2	97.5	629.9	680.3	8,744.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	118.7	(0.5)	24.6	(13.3)	(14.3)	(13.4)	101.8
Purchases(2)	2,493.9	124.5	134.4	—	260.8	127.4	3,141.0
Sales and distributions(2)	(455.0)	—	(34.3)	—	(3.0)	(107.2)	(599.5)
Transfer out of category	—	(36.7)	—	—	(3.0)	—	(39.7)
Unrealized foreign currency translation gains on foreign subsidiaries included in other comprehensive income (loss)	10.2	1.6	6.3	3.9	5.7	1.0	28.7
Deconsolidation of non-insurance subsidiary	(43.3)	—	—	—	—	—	(43.3)
Balance - June 30	5,589.8	2,136.0	1,955.2	88.1	876.1	688.1	11,333.3
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    Private placement debt securities include net investments in first mortgage loans of $207.9 (2023 - $1,976.8).
(3)    During the first six months of 2024 the company's investment in Digit compulsory convertible preferred shares was transferred from Level 3 to Level 2 following the completion of Digit Insurance's initial public offering as described on the preceding page.

Net gains (losses) on investments

	Second quarter
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized losses	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects(1)	193.7	183.7	377.4	(82.0)	245.7	163.7
Total bonds	(24.0)	(166.8)	(190.8)	(72.5)	(332.8)	(405.3)
Other	(44.8)	99.8	55.0	(51.0)	(49.5)	(100.5)

Net gains (losses) on investments	124.9	116.7	241.6	(205.5)	(136.6)	(342.1)

	First six months
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments

Long equity exposures and financial effects(1)	708.4	(55.9)	652.5	90.7	483.4	574.1
Total bonds	(5.1)	(504.5)	(509.6)	(404.4)	318.1	(86.3)
Other	17.0	23.2	40.2	(114.1)	55.4	(58.7)
Net gains (losses) on investments	720.3	(537.2)	183.1	(427.8)	856.9	429.1

(1)    During the second quarter and first six months of 2024 the company's long equity total return swaps on Fairfax subordinate voting shares produced net gains on investments of $131.5 and $462.1 (2023 - $144.9 and $284.7), comprised of net realized gains of $31.1 and $250.5 (2023 - $60.6 and $129.8), which represent cash-settled amounts recorded in holding company cash and investments, and net change in unrealized gains of $100.4 and $211.6 (2023 - $84.3 and $154.9). See note 7 for details.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	June 30, 2024			December 31, 2023			Second quarter		First six months
	Ownership percentage(a)	Fair value(b)	Carrying value	Ownership percentage(a)	Fair value(b)	Carrying value	2024	2023	2024	2023
Insurance and reinsurance
Gulf Insurance Group K.S.C.P. ("Gulf Insurance")	—	—	—	—	—	—	—	24.1	—	52.8
Go Digit Infoworks Services Private Limited ("Digit")(1)	49.0%	485.5	268.7	49.0%	477.2	146.6	10.2	9.0	16.1	18.4
Other	—	240.6	222.2	—	234.0	222.1	(0.2)	(0.5)	(5.3)	(0.4)
		726.1	490.9		711.2	368.7	10.0	32.6	10.8	70.8
Non-insurance
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")	34.1%	2,742.3	2,282.9	34.1%	2,251.6	2,099.5	126.1	130.5	205.4	225.1
Poseidon Corp. ("Poseidon", formerly Atlas)	43.3%	2,046.3	1,776.8	43.4%	2,046.3	1,706.4	66.5	6.3	101.3	56.4
Quess Corp Limited ("Quess")	34.6%	371.4	433.8	34.7%	323.6	433.0	3.0	0.2	4.7	2.5
EXCO Resources Inc. ("EXCO")	49.3%	444.1	448.4	48.3%	435.2	417.6	(6.6)	46.2	29.4	115.4
Stelco Holdings Inc. ("Stelco")	23.6%	351.8	277.9	23.6%	491.6	291.6	11.0	(12.7)	6.6	(8.7)
Other(2)	—	1,596.7	1,519.1	—	1,293.7	1,290.8	35.3	22.8	11.6	45.5
		7,552.6	6,738.9		6,842.0	6,238.9	235.3	193.3	359.0	436.2
		8,278.7	7,229.8		7,553.2	6,607.6	245.3	225.9	369.8	507.0
Fairfax India
Investments in associates	—	2,591.3	1,357.8	—	2,654.6	1,429.7	(23.9)	43.3	(20.7)	96.0
		10,870.0	8,587.6		10,207.8	8,037.3	221.4	269.2	349.1	603.0
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.

(1)    On May 23, 2024 Digit Insurance, the general insurance subsidiary of the company's investment in associate Digit, completed an initial public offering comprised of an issuance of new equity and an offer for sale of existing equity shares held by Digit and other shareholders, which valued Digit Insurance at approximately $3 billion (249.5 billion Indian rupees or 272 Indian rupees per common share). As a result of the initial public offering and the increase in the fair value of the company's investment in Digit compulsory convertible preferred shares at June 30, 2024, the company recorded a total pre-tax benefit of $149.9 related to its investment in Digit. The pre-tax gain to common shareholders' equity was comprised of (i) a gain of $106.3 recorded in net changes in capitalization in the consolidated statement of changes in equity on the company's 49.0% equity interest in Digit (related to Digit's equity interest in Digit Insurance decreasing from 83.3% to 73.6%, resulting in the recognition of a dilution gain for the excess of fair value over the carrying value of Digit Insurance on the offer for sale and a dilution gain on new equity issuance), and (ii) a net gain on investments in the consolidated statement of earnings of $43.6 on the company's holdings of Digit compulsory convertible preferred shares. Digit Insurance's common shares are now traded on the BSE and NSE in India and closed at 338 Indian rupees per common share on June 30, 2024.

(2)    During the first quarter of 2024 the company increased its common equity interest in John Keells Holdings PLC ("John Keells"), a publicly listed conglomerate in Sri Lanka, to 19.5%. The company also holds John Keells convertible debentures which, together with the common shares held, provide the company a substantive potential voting interest in John Keells of 24.5%. Accordingly, the company commenced applying the equity method of accounting to its common equity interest in John Keells which had a fair value of $175.3 (54.3 billion Sri Lankan rupees).

Subsequent to June 30, 2024
Sale of Stelco Holdings Inc.
On July 15, 2024 Cleveland-Cliffs Inc. ("Cliffs") entered into a definitive agreement with Stelco to acquire all outstanding common shares of Stelco for consideration of Cdn$70.00 per share (consisting of Cdn$60.00 cash and Cdn$10.00 in Cliffs common stock). Closing of the transaction is subject to shareholder and regulatory approvals, and satisfaction of other customary closing conditions, and is expected to be in the fourth quarter of 2024. The company's current estimated pre-tax gain on sale of its holdings of approximately 13 million common shares of Stelco is approximately Cdn$531 ($390), calculated as the excess of consideration of approximately Cdn$910 ($668 or $51 per common share) over the carrying value of the investment in associate at June 30, 2024 of approximately Cdn$379 ($277.9).

Dividend payment by Eurobank
On July 31, 2024 Eurobank paid a dividend of approximately $370 (€342). The company’s share of that dividend was approximately $128 (€118), which will be recorded in the company's consolidated financial reporting in the third quarter of 2024 as a reduction of Eurobank's carrying value under the equity method of accounting.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	June 30, 2024				December 31, 2023
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts	4,389.1	142.0	768.6	14.3	4,101.7	149.1	595.7	32.5
Foreign currency derivative contracts	—	—	44.9	77.5	—	—	65.0	158.8
Other derivative contracts	—	185.7	272.2	231.3	—	254.2	311.8	253.6
Total			1,085.7	323.1			972.5	444.9

Equity derivative contracts
Long equity total return swaps
At June 30, 2024 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $1,050.1 (December 31, 2023 - $1,112.8), which included an aggregate of 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or $372.96 (Cdn$476.03) per share that produced net gains on investments during the second quarter and first six months of 2024 of $131.5 and $462.1 (2023 - $144.9 and $284.7).

8.    Insurance Contract Liabilities

	June 30, 2024			December 31, 2023
	PAA	GMM	Total	PAA	GMM	Total
Insurance contracts issued	42,006.3	4,477.7	46,484.0	41,863.4	4,471.4	46,334.8
Assets for insurance acquisition cash flows	(148.9)	(5.6)	(154.5)	(160.0)	(3.4)	(163.4)
Insurance contract liabilities	41,857.4	4,472.1	46,329.5	41,703.4	4,468.0	46,171.4

Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2024
January 1	1,140.8	9,005.2	10,146.0	1,071.0	25,937.2	27,008.2	1,399.0	3,239.5	4,638.5	41,792.7	70.7	41,863.4
June 30	1,071.1	9,113.4	10,184.5	245.3	26,627.9	26,873.2	1,065.9	3,806.3	4,872.2	41,929.9	76.4	42,006.3

2023
January 1	1,065.4	7,972.4	9,037.8	449.2	24,283.9	24,733.1	386.3	2,332.6	2,718.9	36,489.8	59.7	36,549.5
June 30	1,005.6	8,390.7	9,396.3	799.6	24,494.9	25,294.5	443.0	2,560.4	3,003.4	37,694.2	63.6	37,757.8
Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the six months ended June 30 were as follows:
Six months ended June 30, 2024

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	3,610.8	35,530.6	2,651.3	41,792.7

Changes in the consolidated statement of comprehensive income:
Insurance revenue(2)	(14,495.4)	—	—	(14,495.4)
Incurred claims and other insurance service expenses(2)	(32.9)	9,084.8	542.4	9,594.3
Amortization of acquisition costs and other	2,551.4	—	—	2,551.4
Prior year reserve development and release of risk adjustment on prior year claims	—	143.3	(427.3)	(284.0)
Insurance service expenses	2,518.5	9,228.1	115.1	11,861.7
Net insurance result	(11,976.9)	9,228.1	115.1	(2,633.7)
Net finance expense from insurance contracts	0.1	559.9	—	560.0
Foreign exchange effects and other	(81.7)	(305.4)	(26.8)	(413.9)
Total changes in the consolidated statement of comprehensive income	(12,058.5)	9,482.6	88.3	(2,487.6)
Cash flows:
Premiums received	13,751.9	—	—	13,751.9
Claims and other insurance service expenses paid, including investment components	—	(8,346.6)	—	(8,346.6)
Insurance acquisition cash flows	(2,744.2)	—	—	(2,744.2)
Changes in funds withheld	(25.7)	(0.5)	—	(26.2)
	10,982.0	(8,347.1)	—	2,634.9
Investment components and other	(152.0)	144.7	(2.8)	(10.1)
Balance - June 30	2,382.3	36,810.8	2,736.8	41,929.9
(1)    Includes loss components of $64.7 at January 1, 2024 and $174.7 at June 30, 2024.
(2)    Insurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premium received. Consequently, the fair value of the insurance contracts acquired, comprising claims in their settlement period and unearned premiums, are included within the LRC, except settled claims that remain unpaid, which are included within the LIC. Claims acquired in their settlement period and included within the LRC are released into insurance revenue based on the expected amount and timing of claims settlements, and the actual settlement of claims is included within incurred claims and other insurance service expenses. Unearned premiums are released into insurance revenue over the remaining coverage period. During the first six months of 2024 the insurance contracts acquired increased insurance revenue by $492.7 and incurred claims and other insurance service expenses by $603.8, which decreased the net insurance result by $111.1. Conversely, acquired contracts benefited the net reinsurance result by $87.3 as described in note 9.

Six months ended June 30, 2023

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	1,900.9	32,108.9	2,480.0	36,489.8

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(12,728.5)	—	—	(12,728.5)
Incurred claims and other insurance service expenses	16.2	7,856.5	535.3	8,408.0
Amortization of acquisition costs and other	2,157.1	—	—	2,157.1
Prior year reserve development and release of risk adjustment on prior year claims	—	(29.8)	(528.8)	(558.6)
Insurance service expenses	2,173.3	7,826.7	6.5	10,006.5
Net insurance result	(10,555.2)	7,826.7	6.5	(2,722.0)
Net finance expense from insurance contracts	2.2	762.7	—	764.9
Foreign exchange effects and other	49.9	216.2	51.1	317.2
Total changes in the consolidated statement of comprehensive income	(10,503.1)	8,805.6	57.6	(1,639.9)
Cash flows:
Premiums received	13,193.1	—	—	13,193.1
Claims and other insurance service expenses paid, including investment components	—	(8,010.6)	—	(8,010.6)
Insurance acquisition cash flows	(2,451.1)	—	—	(2,451.1)
Changes in funds withheld	180.7	(63.0)	—	117.7
	10,922.7	(8,073.6)	—	2,849.1
Investment components and other	(72.3)	67.5	—	(4.8)
Balance - June 30	2,248.2	32,908.4	2,537.6	37,694.2
(1)    Includes loss components of $139.0 at January 1, 2023 and $88.5 at June 30, 2023.

Discount rates
Cash flows are discounted using risk-free yield curves that are adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The tables below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company's insurance revenue is principally based.

	June 30, 2024				December 31, 2023				June 30, 2023
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
United States dollar	5.33%	4.97%	5.05%	5.17%	5.00%	4.57%	4.70%	4.81%	5.62%	4.96%	4.86%	4.87%
Canadian dollar	5.17%	4.70%	4.67%	4.69%	5.28%	4.51%	4.37%	4.41%	5.49%	5.06%	4.54%	4.46%
Euro	3.43%	3.12%	3.32%	3.50%	3.38%	2.64%	2.86%	3.08%	3.73%	3.32%	3.31%	3.46%
British pound sterling	5.01%	4.59%	4.79%	5.11%	4.95%	3.93%	4.26%	4.60%	6.13%	5.71%	5.29%	5.25%
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company's insurance contracts issued and reinsurance contract assets held. The calculated risk adjustment corresponds to a consolidated confidence level at June 30, 2024 of 83.7% (December 31, 2023 - 83.8%).

9.    Reinsurance Contract Assets Held

	June 30, 2024			December 31, 2023
	PAA	GMM	Total	PAA	GMM	Total
Reinsurance contract assets held	9,830.2	1,038.7	10,868.9	9,856.3	1,031.4	10,887.7

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2024
January 1	(70.0)	1,250.3	1,180.3	(46.6)	7,007.2	6,960.6	296.7	1,416.1	1,712.8	9,853.7	2.6	9,856.3
June 30	(75.2)	1,235.2	1,160.0	(226.0)	7,134.5	6,908.5	(298.8)	2,053.7	1,754.9	9,823.4	6.8	9,830.2
2023
January 1	(15.2)	974.5	959.3	(182.1)	6,633.5	6,451.4	53.3	1,210.2	1,263.5	8,674.2	5.0	8,679.2
June 30	(119.5)	1,198.1	1,078.6	(31.9)	6,434.8	6,402.9	(1.9)	1,254.6	1,252.7	8,734.2	4.0	8,738.2

Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the six months ended June 30 were as follows:
Six months ended June 30, 2024

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	180.1	8,821.0	852.6	9,853.7

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance(2)	(3,049.1)	—	—	(3,049.1)
Recoveries of incurred claims and other insurance service expenses(2)	50.3	2,082.4	158.8	2,291.5
Prior year reserve development and release of risk adjustment on prior year claims	—	171.8	(128.3)	43.5
Recoveries of insurance service expenses	50.3	2,254.2	30.5	2,335.0
Net reinsurance result	(2,998.8)	2,254.2	30.5	(714.1)
Net finance income (expense) from reinsurance contract assets held	(0.1)	195.3	—	195.2
Foreign exchange effects and other	4.2	(107.2)	(16.3)	(119.3)
Total changes in the consolidated statement of comprehensive income	(2,994.7)	2,342.3	14.2	(638.2)
Cash flows:
Premiums paid	2,670.5	—	—	2,670.5
Amounts received	—	(2,018.2)	—	(2,018.2)
Changes in funds withheld	5.7	(37.0)	—	(31.3)
	2,676.2	(2,055.2)	—	621.0
Investment components and other	(461.6)	451.6	(3.1)	(13.1)
Balance - June 30	(600.0)	9,559.7	863.7	9,823.4
(1)    Includes loss recovery components of $23.0 at January 1, 2024 and $72.3 at June 30, 2024.
(2)    Reinsurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premiums paid. Consequently, the fair value of the reinsurance contracts acquired, comprising ceded claims in their settlement period and unearned ceded premiums, are included within the ARC, except settled ceded claims where payment has not yet been received, which are included within the AIC. Ceded claims acquired in their settlement period and included within the ARC are released into cost of reinsurance based on the expected amount and timing of ceded claims settlements, and the actual settlement of ceded claims is included within recoveries of incurred claims and other insurance service expenses. Unearned ceded premiums are released into cost of reinsurance over the remaining coverage period. During the first six months of 2024 the reinsurance contracts acquired increased cost of reinsurance by $246.5 and recoveries of incurred claims and other insurance service expenses by $333.8, which benefited the net reinsurance result by $87.3.

Six months ended June 30, 2023

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	(144.0)	8,011.6	806.6	8,674.2

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(2,304.3)	—	—	(2,304.3)
Recoveries of incurred claims and other insurance service expenses	(21.5)	1,656.5	166.0	1,801.0
Prior year reserve development and release of risk adjustment on prior year claims	—	75.7	(218.2)	(142.5)
Recoveries of insurance service expenses	(21.5)	1,732.2	(52.2)	1,658.5
Net reinsurance result	(2,325.8)	1,732.2	(52.2)	(645.8)
Net finance income from reinsurance contract assets held	0.6	207.2	—	207.8
Foreign exchange effects and other	2.7	101.4	24.4	128.5
Total changes in the consolidated statement of comprehensive income	(2,322.5)	2,040.8	(27.8)	(309.5)
Cash flows:
Premiums paid	2,306.6	—	—	2,306.6
Amounts received	—	(1,937.0)	—	(1,937.0)
Changes in funds withheld	4.2	(3.8)	—	0.4
	2,310.8	(1,940.8)	—	370.0
Investment components and other	2.4	(2.9)	—	(0.5)
Balance - June 30	(153.3)	8,108.7	778.8	8,734.2
(1)    Includes loss recovery components of $50.1 at January 1, 2023 and $31.8 at June 30, 2023.

10.    Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	Second quarter		First six months
	2024	2023	2024	2023
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts	(505.2)	(461.3)	(1,000.4)	(917.0)
Effect of changes in interest rates and other financial assumptions	208.7	(124.0)	433.7	105.9
	(296.5)	(585.3)	(566.7)	(811.1)

Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held	139.1	114.1	276.0	238.8
Effect of changes in interest rates and other financial assumptions	(47.3)	47.2	(80.0)	(15.1)
	91.8	161.3	196.0	223.7
Net finance expense from insurance contracts and reinsurance contract assets held	(204.7)	(424.0)	(370.7)	(587.4)

11.    Borrowings
On June 24, 2024 the company completed an offering of $600.0 principal amount of 6.10% unsecured senior notes due March 15, 2055 ("2055 notes") for net proceeds of $591.7 after discount, commissions and expenses. Subsequent to June 30, 2024, on July 19, 2024 Allied World became the primary co-obligor of the 2055 notes in exchange for cash received from the holding company of $596.6. On July 24, 2024 Allied World used the majority of those proceeds to redeem its outstanding $500.0 principal amount of 4.35% senior notes due October 29, 2025 for cash consideration of $505.1, including accrued interest.
On June 24, 2024 the company also completed a second re-opening of its offering of 6.00% unsecured senior notes due December 7, 2033, for $150.0 principal amount for net proceeds, excluding accrued interest, of $152.9 after premium, commissions and expenses. Together with the previously issued $600.0 aggregate principal amount of 6.00% senior notes due 2033, there is $750.0 aggregate principal amount of the notes outstanding (comprising the initial offering of $400.0 principal amount on December 7, 2023, the first re-opening of $200.0 principal amount on January 12, 2024 as described below and the second re-opening of $150.0 principal amount on June 24, 2024).
On March 22, 2024 the company completed an offering of $1.0 billion principal amount of 6.350% unsecured senior notes due March 22, 2054 for net proceeds of $988.1 after discount, commissions and expenses.
On January 12, 2024 the company completed a re-opening of its offering of $400.0 principal amount of 6.00% unsecured senior notes due December 7, 2033, completed on December 7, 2023, for $200.0 principal amount for net proceeds, excluding accrued interest, of $200.2 after premium, commissions and expenses. On January 29, 2024 the company used a portion of the net proceeds from the offering to redeem its remaining $279.3 principal amount of 4.875% unsecured senior notes due August 13, 2024 for cash consideration of $285.6, including accrued interest, and on March 15, 2024 the company used the remainder of the net proceeds from the offering to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025 for cash consideration of Cdn$349.1, including accrued interest.
The holding company credit facility was undrawn and the company was in compliance with its financial covenants at June 30, 2024 and December 31, 2023. Subsequent to June 30, 2024, on July 17, 2024 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms and extended the expiry from July 14, 2028 to July 17, 2029.

12.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2024	2023
Subordinate voting shares – January 1	22,254,478	22,576,535
Purchases for cancellation	(854,031)	(179,744)
Treasury shares acquired	(127,395)	(46,113)
Treasury shares reissued	159,797	102,622
Subordinate voting shares – June 30	21,432,849	22,453,300
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – June 30	22,181,619	23,202,070

During the first six months of 2024 the company purchased for cancellation 854,031 subordinate voting shares (2023 – 179,744) principally under its normal course issuer bids at a cost of $938.1 (2023 – $114.9), of which $726.5 (2023 – $70.4) was charged to retained earnings. Included were 275,000 subordinate voting shares purchased from Prem Watsa, the company's Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.

During the first six months of 2024 the company purchased for treasury 127,395 subordinate voting shares at a cost of $146.4 (2023 - 46,113 subordinate voting shares at a cost of $33.7) for use in its share-based payment awards.

Non-controlling interests

			Net earnings (loss) attributable to non-controlling interests
	Carrying value		Second quarter		First six months
	June 30, 2024	December 31, 2023	2024	2023	2024	2023
Insurance and reinsurance companies	3,051.4	3,115.8	59.7	94.9	168.4	241.9
Non-insurance companies	1,596.1	1,634.6	80.7	(0.2)	(34.8)	6.8
	4,647.5	4,750.4	140.4	94.7	133.6	248.7

On April 25, 2024 the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of $126.7.
During the first six months of 2024 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $122.3 (2023 - $135.6) to non-controlling interests.

13.    Acquisitions and Divestitures
Subsequent to June 30, 2024
Acquisition of Sleep Country Canada Holdings Inc.
On July 21, 2024 the company entered into an arrangement to acquire all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. ("Sleep Country") for purchase consideration of approximately $862 (Cdn$1.2 billion) or Cdn$35.00 per common share. The transaction is subject to Sleep Country shareholder approval and regulatory approval and is expected to close in the fourth quarter of 2024. Sleep Country is a specialty sleep retailer with a national retail store network and multiple e-commerce platforms.
Six months ended June 30, 2024
During the first six months of 2024 there were no significant acquisitions or divestitures.

14.    Income Taxes
The company’s provision for income taxes for the three and six months ended June 30 were comprised as follows:

	Second quarter		First six months
	2024	2023	2024	2023
Current income tax:
Current year expense(1)	314.5	178.1	566.2	317.6
Adjustments to prior years’ income taxes	(59.1)	(6.6)	(58.2)	(15.0)
	255.4	171.5	508.0	302.6
Deferred income tax:
Origination and reversal of temporary differences	101.8	(58.4)	140.0	151.5
Adjustments to prior years' deferred income taxes	(1.8)	2.4	(6.2)	26.5
	100.0	(56.0)	133.8	178.0
Provision for income taxes	355.4	115.5	641.8	480.6
(1)    Includes Pillar Two global minimum taxes of $63.6 and $76.6 in the second quarter and first six months of 2024, which primarily relate to income earned in Bermuda.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate for the three and six months ended June 30 are presented in the following table:

	Second quarter		First six months
	2024	2023	2024	2023

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	373.9	250.4	653.8	719.2
Non-taxable investment income and losses	(7.0)	(72.2)	(17.5)	(101.6)
Tax rate differential on income and losses outside Canada	(6.1)	(37.2)	19.9	(181.8)
Change in unrecorded tax benefit of losses and temporary differences	60.3	(8.3)	66.7	13.3
Provision (recovery) relating to prior years	(60.9)	(4.2)	(64.4)	11.5
Other including permanent differences	(4.8)	(13.0)	(16.7)	20.0
Provision for income taxes	355.4	115.5	641.8	480.6
Non-taxable investment income and losses in the second quarters and first six months of 2024 and 2023 were principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.
The tax rate differential on income and losses outside Canada of $19.9 in the first six months of 2024 principally related to losses tax effected at lower rates in Mauritius and Pillar Two global minimum taxes, partially offset by income taxed at lower rates in the U.S. and Bermuda. The tax rate differential on income and losses outside Canada of $37.2 and $181.8 in the second quarter and first six months of 2023 principally related to income taxed at lower rates in the U.S., Bermuda and Barbados.
The change in unrecorded tax benefit of losses and temporary differences of an income tax rate expense of $60.3 and $66.7 in the second quarter and first six months of 2024 principally related to unrecorded deferred tax assets in Canada and the U.K.

15.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, and various market risks, or the processes used by the company for managing those risk exposures, at June 30, 2024 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2023.

Underwriting Risk
There were no significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at June 30, 2024 compared to December 31, 2023. For acquired claims and ceded claims resulting from the acquisition of Gulf Insurance on December 26, 2023, which are in their settlement period, the insured event is the determination of the ultimate cost of the claims. The company's underwriting risk for such claims is therefore the potential for adverse development over the settlement period. IFRS 17 Insurance Contracts ("IFRS 17") requires that the fair value of those claims and ceded claims at acquisition be recorded in the liability for remaining coverage and asset for remaining coverage respectively, which will increase the reported amounts in the company's consolidated statement of earnings over the settlement period of those claims and ceded claims, particularly insurance revenue, insurance service expenses, cost of reinsurance and recoveries of insurance service expenses. See notes 8 and 9 for details.

Credit Risk
Cash and short term investments
The company’s cash and short term investments, including those of the holding company, are primarily held at major financial institutions in the jurisdictions in which the company operates.

Investments in debt instruments
The composition of the company's investments in bonds, classified according to the higher of each security's respective S&P and Moody's issuer credit rating, is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	June 30, 2024			December 31, 2023
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	18,599.2	18,589.2	50.1	19,301.4	19,670.5	52.5
AA/Aa	1,750.1	1,748.4	4.7	1,490.9	1,521.9	4.1
A/A	4,486.3	4,492.0	12.1	3,977.9	4,012.7	10.7
BBB/Baa	4,536.1	4,492.2	12.1	4,420.3	4,414.2	11.8
BB/Ba	1,370.8	1,254.1	3.4	1,422.0	1,445.9	3.9
B/B	161.9	165.4	0.4	184.0	182.5	0.5
Lower than B/B	200.1	243.2	0.7	87.6	113.7	0.3
Unrated(1)	6,296.3	6,114.5	16.5	6,210.2	6,079.6	16.2
Total	37,400.8	37,099.0	100.0	37,094.3	37,441.0	100.0
(1)    Includes the company's investments in first mortgage loans at June 30, 2024 of $4,910.1 (December 31, 2023 - $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada.
The decrease in bonds rated AAA/Aaa primarily reflected net sales of U.S. treasury bonds of $843.9, partially offset by net purchases of other government bonds of $110.5. The increase in bonds rated AA/Aa was primarily due to net purchases of Canadian provincial bonds of $202.1. The increase in bonds rated A/A was primarily due to net purchases of U.S. corporate bonds of $225.8 and other government bonds of $126.5. The decrease in bonds rated BB/Ba was primarily due to net sales of other corporate bonds of $192.5, partially offset by net purchases of other government bonds of $101.6.
Liquidity Risk
The holding company's remaining known significant commitments for 2024 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Subsequent to June 30, 2024, on July 19, 2024 Allied World became the primary co-obligor of the 2055 notes in exchange for cash received from the holding company of $596.6 as described in note 11.
Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk on the company's fixed income portfolio did not change significantly in the first six months of 2024.
The company has held forward contracts to sell long dated U.S. treasury bonds to reduce its exposure to interest rate risk from time to time, but no longer held any at June 30, 2024 (December 31, 2023 - notional amount of $292.8). See note 5 for details of the company's fixed income maturity profile. In addition, the company held interest rate swaps with a notional amount at June 30, 2024 of $1,900.0 (December 31, 2023 - $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed during 2023.
The company also has exposure to interest rate risk on its insurance contracts, principally in the net liability for incurred claims of the company's property and casualty and run-off operations, and in the liability for remaining coverage of the company's life insurance operations (as a provision for life policy benefits is principally included therein). The company's exposure to interest rate risk on the net liability for incurred claims of its insurance contacts will not experience changes that are exactly opposite in direction to those of the company's fixed income portfolio, but will mitigate the company's net exposure to interest rate risk. This imperfect correlation may adversely impact the company's net earnings, but the effects of interest rate risk will be diminished.
There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at June 30, 2024 compared to December 31, 2023.

Market Price Fluctuations
The company's exposure to equity price risk through its equity and equity-related holdings increased at June 30, 2024 compared to December 31, 2023 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at June 30, 2024 and December 31, 2023 and results of operations for the three and six months ended June 30, 2024 and 2023:

	June 30, 2024		December 31, 2023		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Second quarter		First six months
					2024	2023	2024	2023
Long equity exposures:
Common stocks	6,959.9	6,959.9	7,317.8	7,317.8	184.5	41.6	201.9	342.7
Bonds and preferred stocks – convertible(1)	250.6	250.6	414.0	414.0	0.1	26.7	(2.1)	58.9
Investments in associates(1)(2)	10,143.9	8,096.7	9,496.6	7,668.6	26.2	15.6	26.0	59.7
Equity derivatives(3)	2,345.3	754.3	2,060.2	563.2	132.3	79.8	392.4	115.9
Other	—	—	—	—	34.3	—	34.3	(3.1)
Long equity exposures and financial effects	19,699.7	16,061.5	19,288.6	15,963.6	377.4	163.7	652.5	574.1

(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(3)    Includes long equity total return swaps, equity warrants and options. Equity exposure for equity warrants and options is the carrying value of the derivatives and for long equity total return swaps it is the notional amount. Pre-tax earnings include net gains on investments during the second quarter and first six months of 2024 of $131.5 and $462.1 (2023 - $144.9 and $284.7) recognized on the company's investment in long equity total return swaps on Fairfax subordinate voting shares.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $38,833.8 at June 30, 2024 compared to $37,424.4 at December 31, 2023.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023

Holding company cash and investments (net of derivative obligations)	2,527.3	1,749.1	2,527.3	1,749.1

Borrowings – holding company(1)	8,248.1	6,928.9	8,248.1	6,928.9
Borrowings – insurance and reinsurance companies(1)	891.4	895.6	891.4	895.6
Borrowings – non-insurance companies(1)	1,981.5	1,899.0	—	—
Total debt	11,121.0	9,723.5	9,139.5	7,824.5

Net debt	8,593.7	7,974.4	6,612.2	6,075.4

Common shareholders’ equity	21,729.8	21,615.0	21,729.8	21,615.0
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	4,647.5	4,750.4	3,051.4	3,115.8
Total equity	27,712.8	27,700.9	26,116.7	26,066.3

Net debt/total equity	31.0%	28.8%	25.3%	23.3%
Net debt/net total capital	23.7%	22.4%	20.2%	18.9%
Total debt/total capital	28.6%	26.0%	25.9%	23.1%
Interest coverage(2)	9.6x	13.8x	12.5x	18.1x
Interest and preferred share dividend distribution coverage(2)	8.6x	12.1x	10.8x	15.0x
(1)    At June 30, 2024 the fair value of borrowings - holding company and insurance and reinsurance companies was $8,942.2 (December 31, 2023 - $7,647.4) and the fair value of borrowings - non-insurance companies was $1,922.2 (December 31, 2023 - $1,842.6).
(2)    Coverage ratios are for the six months ended June 30, 2024 and year ended December 31, 2023.

16.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. There were no significant changes to the identifiable assets and liabilities by reporting segment at June 30, 2024 compared to December 31, 2023.

An analysis of insurance revenue and operating income (loss) by reporting segment for the three and six months ended June 30 is presented below:

Quarter ended June 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Total

Reporting segment insurance revenue	2,159.5	3,826.2	1,558.3	7,544.0	53.6	—	7,597.6
Intercompany insurance revenue	(6.0)	(42.0)	(56.1)	(104.1)	—	—	(104.1)
Insurance revenue	2,153.5	3,784.2	1,502.2	7,439.9	53.6	—	7,493.5

Insurance service result	296.0	671.1	86.2	1,053.3	(29.8)	—	1,023.5
Other insurance operating expenses	(80.1)	(99.6)	(69.5)	(249.2)	(32.9)	—	(282.1)
Interest and dividends(1)	126.4	324.9	95.8	547.1	35.6	(3.8)	578.9
Share of profit (loss) of associates	33.7	128.6	39.6	201.9	19.7	(24.5)	197.1
Non-insurance revenue	—	—	—	—	—	1,538.1	1,538.1
Non-insurance expenses	—	—	—	—	—	(1,484.6)	(1,484.6)
Operating income (loss)	376.0	1,025.0	152.1	1,553.1	(7.4)	25.2	1,570.9
Net finance expense from insurance contracts and reinsurance contract assets held							(204.7)
Net gains on investments							241.6
Interest expense							(160.4)
Corporate overhead and other(2)							(36.2)
Pre-tax income							1,411.2
Provision for income taxes							(355.4)
Net earnings							1,055.8

Attributable to:
Shareholders of Fairfax							915.4
Non-controlling interests							140.4
							1,055.8

Quarter ended June 30, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	2,007.2	3,900.4	825.6	6,733.2	51.4	—	6,784.6
Intercompany insurance revenue	(18.0)	(39.5)	(58.8)	(116.3)	(14.1)	—	(130.4)
Insurance revenue	1,989.2	3,860.9	766.8	6,616.9	37.3	—	6,654.2

Insurance service result	249.2	820.4	74.7	1,144.3	(32.3)	—	1,112.0
Other insurance operating expenses	(77.1)	(79.0)	(37.8)	(193.9)	(11.5)	—	(205.4)
Interest and dividends(1)	106.6	249.7	51.1	407.4	28.3	(38.0)	397.7
Share of profit of associates	37.5	98.8	32.3	168.6	21.8	43.0	233.4
Non-insurance revenue	—	—	—	—	—	1,559.6	1,559.6
Non-insurance expenses	—	—	—	—	—	(1,527.7)	(1,527.7)
Operating income	316.2	1,089.9	120.3	1,526.4	6.3	36.9	1,569.6
Net finance expense from insurance contracts and reinsurance contract assets held							(424.0)
Net losses on investments							(342.1)
Gain on sale of insurance subsidiary							259.1
Interest expense							(130.4)
Corporate overhead and other(2)							12.4
Pre-tax income							944.6
Provision for income taxes							(115.5)
Net earnings							829.1

Attributable to:
Shareholders of Fairfax							734.4
Non-controlling interests							94.7
							829.1
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	Second quarter
	2024	2023
Corporate and other expenses as presented in the consolidated statements of earnings	95.7	90.0
Holding company interest and dividends	11.8	12.4
Holding company share of profit of associates	(24.3)	(35.8)
Investment management and administration fee income and other	(47.0)	(79.0)
Corporate overhead and other as presented in the tables above	36.2	(12.4)

Six months ended June 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	4,265.3	7,472.1	3,558.2	15,295.6	89.0	—	15,384.6
Intercompany insurance revenue	(22.0)	(83.4)	(98.9)	(204.3)	—	—	(204.3)
Insurance revenue	4,243.3	7,388.7	3,459.3	15,091.3	89.0	—	15,180.3

Insurance service result	583.7	1,313.1	194.0	2,090.8	(30.3)	—	2,060.5
Other insurance operating expenses	(156.8)	(193.3)	(125.2)	(475.3)	(52.6)	—	(527.9)
Interest and dividends(1)	255.2	618.6	173.8	1,047.6	65.5	(3.7)	1,109.4
Share of profit (loss) of associates	58.5	180.7	66.3	305.5	32.9	(21.2)	317.2
Non-insurance revenue	—	—	—	—	—	3,052.3	3,052.3
Non-insurance expenses	—	—	—	—	—	(2,984.9)	(2,984.9)
Operating income	740.6	1,919.1	308.9	2,968.6	15.5	42.5	3,026.6
Net finance expense from insurance contracts and reinsurance contract assets held							(370.7)
Net gains on investments							183.1
Interest expense							(311.9)
Corporate overhead and other(2)							(59.8)
Pre-tax income							2,467.3
Provision for income taxes							(641.8)
Net earnings							1,825.5

Attributable to:
Shareholders of Fairfax							1,691.9
Non-controlling interests							133.6
							1,825.5

Six months ended June 30, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	3,918.4	7,557.2	1,597.9	13,073.5	80.2	—	13,153.7
Intercompany insurance revenue	(32.0)	(67.8)	(105.7)	(205.5)	(14.1)	—	(219.6)
Insurance revenue	3,886.4	7,489.4	1,492.2	12,868.0	66.1	—	12,934.1

Insurance service result	525.0	1,445.7	151.3	2,122.0	(24.0)	—	2,098.0
Other insurance operating expenses	(142.2)	(175.3)	(74.0)	(391.5)	(60.0)	—	(451.5)
Interest and dividends(1)	198.3	428.5	92.1	718.9	50.5	(24.2)	745.2
Share of profit of associates	92.3	226.4	67.6	386.3	43.2	96.4	525.9
Non-insurance revenue	—	—	—	—	—	3,118.0	3,118.0
Non-insurance expenses	—	—	—	—	—	(3,153.9)	(3,153.9)
Operating income	673.4	1,925.3	237.0	2,835.7	9.7	36.3	2,881.7
Net finance expense from insurance contracts and reinsurance contract assets held							(587.4)
Net gains on investments							429.1
Gain on sale of insurance subsidiary							259.1
Interest expense							(254.7)
Corporate overhead and other(2)							(14.1)
Pre-tax income							2,713.7
Provision for income taxes							(480.6)
Net earnings							2,233.1

Attributable to:
Shareholders of Fairfax							1,984.4
Non-controlling interests							248.7
							2,233.1
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	First six months
	2024	2023
Corporate and other expenses as presented in the consolidated statements of earnings	186.4	196.5
Holding company interest and dividends	(3.0)	5.5
Holding company share of profit of associates	(31.9)	(77.1)
Investment management and administration fee income and other	(91.7)	(110.8)
Corporate overhead and other as presented in the tables above	59.8	14.1

17.    Expenses
Expenses for the company's insurance and reinsurance companies and non-insurance companies for the three and six months ended June 30 were comprised as follows:

	Three months ended June 30, 2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,172.5	3,172.5	—	3,172.5	—	3,172.5
Commissions	989.2	—	989.2	—	989.2	—	989.2
Cost of sales	—	—	—	—	—	924.8	924.8
Compensation expense	199.0	268.9	467.9	222.3	690.2	290.4	980.6
Administrative expense and other	148.6	144.6	293.2	155.5	448.7	269.4	718.1
Total	1,336.8	3,586.0	4,922.8	377.8	5,300.6	1,484.6	6,785.2

As presented in the consolidated statement of earnings:
Insurance service expenses	1,336.8	4,809.7	6,146.5	—	6,146.5	—	6,146.5
Recoveries of insurance service expenses	—	(1,223.7)	(1,223.7)	—	(1,223.7)	—	(1,223.7)
Other insurance operating expenses and Corporate and other expenses	—	—	—	377.8	377.8	—	377.8
Non-insurance expenses	—	—	—	—	—	1,484.6	1,484.6
Total	1,336.8	3,586.0	4,922.8	377.8	5,300.6	1,484.6	6,785.2

	Three months ended June 30, 2023
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	2,843.7	2,843.7	—	2,843.7	—	2,843.7
Commissions	884.7	—	884.7	—	884.7	—	884.7
Cost of sales	—	—	—	—	—	941.0	941.0
Compensation expense	135.2	208.3	343.5	176.7	520.2	264.3	784.5
Administrative expense and other	127.7	81.0	208.7	118.7	327.4	322.2	649.6
Total	1,147.6	3,133.0	4,280.6	295.4	4,576.0	1,527.5	6,103.5

As presented in the consolidated statement of earnings:
Insurance service expenses	1,147.6	3,891.9	5,039.5	—	5,039.5	—	5,039.5
Recoveries of insurance service expenses	—	(758.9)	(758.9)	—	(758.9)	—	(758.9)
Other insurance operating expenses and Corporate and other expenses	—	—	—	295.4	295.4	—	295.4
Non-insurance expenses	—	—	—	—	—	1,527.5	1,527.5
Total	1,147.6	3,133.0	4,280.6	295.4	4,576.0	1,527.5	6,103.5
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims recorded in the period, changes in loss components and changes in risk adjustment.

	Six months ended June 30, 2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	6,588.0	6,588.0	—	6,588.0	—	6,588.0
Commissions	1,875.6	—	1,875.6	—	1,875.6	—	1,875.6
Cost of sales	—	—	—	—	—	1,900.4	1,900.4
Compensation expense	365.1	515.7	880.8	440.7	1,321.5	564.3	1,885.8
Administrative expense and other	312.0	316.3	628.3	273.6	901.9	520.2	1,422.1
Total	2,552.7	7,420.0	9,972.7	714.3	10,687.0	2,984.9	13,671.9

As presented in the consolidated statement of earnings:
Insurance service expenses	2,552.7	9,846.4	12,399.1	—	12,399.1	—	12,399.1
Recoveries of insurance service expenses	—	(2,426.4)	(2,426.4)	—	(2,426.4)	—	(2,426.4)
Other insurance operating expenses and Corporate and other expenses	—	—	—	714.3	714.3	—	714.3
Non-insurance expenses	—	—	—	—	—	2,984.9	2,984.9
Total	2,552.7	7,420.0	9,972.7	714.3	10,687.0	2,984.9	13,671.9

	Six months ended June 30, 2023
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	5,597.4	5,597.4	—	5,597.4	—	5,597.4
Commissions	1,688.3	—	1,688.3	—	1,688.3	—	1,688.3
Cost of sales	—	—	—	—	—	1,965.2	1,965.2
Compensation expense	281.3	437.4	718.7	369.7	1,088.4	549.3	1,637.7
Administrative expense and other	275.6	173.7	449.3	278.3	727.6	636.1	1,363.7
Total	2,245.2	6,208.5	8,453.7	648.0	9,101.7	3,150.6	12,252.3

As presented in the consolidated statement of earnings:
Insurance service expenses	2,245.2	7,971.7	10,216.9	—	10,216.9	—	10,216.9
Recoveries of insurance service expenses	—	(1,763.2)	(1,763.2)	—	(1,763.2)	—	(1,763.2)
Other insurance operating expenses and Corporate and other expenses	—	—	—	648.0	648.0	—	648.0
Non-insurance expenses	—	—	—	—	—	3,150.6	3,150.6
Total	2,245.2	6,208.5	8,453.7	648.0	9,101.7	3,150.6	12,252.3
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting losses and ceded losses on claims recorded in the period, changes in loss components and changes in risk adjustment.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of August 1, 2024)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and six months ended June 30, 2024, and the notes to the MD&A in the company's 2023 Annual Report.

(2)In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Net insurance revenue, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios including the combined ratio, undiscounted, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance for the second quarter and first six months of 2024
Net earnings attributable to shareholders of Fairfax

Property and Casualty Insurance and Reinsurance Operations
Underwriting Performance
Highlights for the second quarter and first six months of 2024, with comparisons to the second quarter and first six months of 2023 except as otherwise noted, included the following:
•The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Second quarter
	2024				2023
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	296.0	671.1	86.2	1,053.3	249.2	820.4	74.7	1,144.3
Other insurance operating expenses	(80.1)	(99.6)	(69.5)	(249.2)	(77.1)	(79.0)	(37.8)	(193.9)
Discounting of losses and ceded losses on claims recorded in the period	(104.5)	(359.0)	(46.8)	(510.3)	(89.2)	(497.3)	(19.6)	(606.1)
Changes in the risk adjustment and other	(3.7)	18.4	61.9	76.6	2.8	(17.4)	7.8	(6.8)
Underwriting profit	107.7	230.9	31.8	370.4	85.7	226.7	25.1	337.5
Interest and dividends	126.4	324.9	95.8	547.1	106.6	249.7	51.1	407.4
Share of profit of associates	33.7	128.6	39.6	201.9	37.5	98.8	32.3	168.6
Adjusted operating income	267.8	684.4	167.2	1,119.4	229.8	575.2	108.5	913.5

Combined ratios, discounted(1)	84.1%	78.7%	90.2%	82.2%	85.2%	73.8%	86.0%	78.6%
Combined ratios, undiscounted(2)	93.9%	93.0%	96.6%	93.9%	94.7%	93.3%	95.3%	93.9%
Adjusted operating income interest coverage(3)(4)				9.8x				11.1x
Adjusted operating income interest and preferred share dividend coverage(3)(5)				8.5x				9.2x

	First six months
	2024				2023
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	583.7	1,313.1	194.0	2,090.8	525.0	1,445.7	151.3	2,122.0
Other insurance operating expenses	(156.8)	(193.3)	(125.2)	(475.3)	(142.2)	(175.3)	(74.0)	(391.5)
Discounting of losses and ceded losses on claims recorded in the period	(215.6)	(589.5)	(71.5)	(876.6)	(197.9)	(799.6)	(31.0)	(1,028.5)
Changes in the risk adjustment and other	(13.9)	(29.7)	48.1	4.5	(9.2)	(38.6)	(2.9)	(50.7)
Underwriting profit	197.4	500.6	45.4	743.4	175.7	432.2	43.4	651.3
Interest and dividends	255.2	618.6	173.8	1,047.6	198.3	428.5	92.1	718.9
Share of profit of associates	58.5	180.7	66.3	305.5	92.3	226.4	67.6	386.3
Adjusted operating income	511.1	1,299.9	285.5	2,096.5	466.3	1,087.1	203.1	1,756.5

Combined ratios, discounted(1)	84.0%	78.6%	91.0%	82.5%	84.1%	76.5%	85.4%	79.7%
Combined ratios, undiscounted(2)	94.3%	92.3%	97.6%	93.7%	94.4%	93.4%	95.8%	93.9%
Adjusted operating income interest coverage(3)(4)				9.6x				10.7x
Adjusted operating income interest and preferred share dividend coverage(3)(5)				8.3x				8.9x
(1)    A performance measure of underwriting results under IFRS 17, calculated as the sum of insurance service expenses and recoveries of insurance service expenses divided by the sum of insurance revenue less cost of reinsurance.
(2)    A traditional performance measure of underwriting results within the property and casualty industry.
(3)    Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.
(4)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.
(5)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

•The insurance service result of the property and casualty insurance and reinsurance operations decreased from $1,144.3 in the second quarter of 2023 to $1,053.3 in the second quarter of 2024, primarily reflecting a decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the period (primarily within the Global Insurers and Reinsurers reporting segment) resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings. The decrease in the insurance service result in the second quarter of 2024 also reflected increased current period catastrophe losses of $164.2 or 2.7 combined ratio points on an undiscounted basis (2023 - $134.8 or 2.4 combined ratio points), primarily within the Global Insurers and Reinsurers reporting segment, and increased underwriting expenses, partially offset by increased net favourable prior year reserve development of $131.8 (2023 - $71.7) and increased business volumes (net insurance revenue increased by 10.4%), principally at the International Insurers and Reinsurers reporting segment (following the consolidation of Gulf Insurance) and the North American Insurers reporting segment.
•The insurance service result of the property and casualty insurance and reinsurance operations decreased from $2,122.0 in the first six months of 2023 to $2,090.8 in the first six months of 2024, primarily reflecting a decreased benefit from discounting losses and ceded losses on claims due to decreased average discount rates in the period (primarily within the Global Insurers and Reinsurers reporting segment) resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings. The decrease in the insurance service result in the first six months of 2024 was partially offset by increased business volumes (net insurance revenue increased by 14.1%), principally at the International Insurers and Reinsurers reporting segment (following the consolidation of Gulf Insurance) and the North American Insurers reporting segment, increased net favourable prior year reserve development of $161.7 (2023 - $102.0) and decreased current period catastrophe losses of $265.6 or 2.2 combined ratio points on an undiscounted basis (2023 - $326.7 or 3.0 combined ratio points), primarily within the Global Insurers and Reinsurers reporting segment.

•Adjusted operating income of the property and casualty insurance and reinsurance operations increased by 22.5% and 19.4% to $1,119.4 and $2,096.5 in the second quarter and first six months of 2024 from $913.5 and $1,756.5 in the second quarter and first six months of 2023, primarily reflecting increased interest income earned, principally due to a general increase in sovereign bond yields, net purchases of U.S. treasury and Canadian government bonds during 2023 and net purchases of first mortgage loans during 2023 and the first six months of 2024, improved underwriting profit, and for the second quarter of 2024, an increase in share of profit of associates. The increase in adjusted operating income for the first six months of 2024 was partially offset by decreased share of profit of associates.
•The consolidated undiscounted combined ratios of the property and casualty insurance and reinsurance operations was 93.9% and 93.7%, producing underwriting profit of $370.4 and $743.4 in the second quarter and first six months of 2024, compared to undiscounted combined ratios of 93.9% and 93.9% and underwriting profit of $337.5 and $651.3 in the second quarter and first six months of 2023, primarily reflecting the same factors as noted above for the insurance service result except for the decreased benefit from discounting losses on claims. The continued strong underwriting performance by reporting segment was as follows:

	Second quarter
	2024				2023
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit
North American Insurers
Northbridge	723.4	665.8	88.5%	61.9	699.0	625.5	93.2%	33.8
Crum & Forster	1,426.5	1,079.6	95.8%	43.7	1,323.2	985.0	95.0%	45.8
Zenith National	169.0	171.5	98.9%	2.1	174.8	179.0	96.6%	6.1
	2,318.9	1,916.9	93.9%	107.7	2,197.0	1,789.5	94.7%	85.7
Global Insurers and Reinsurers
Allied World	2,021.1	1,423.5	93.2%	84.4	1,872.2	1,312.9	91.0%	102.3
Odyssey Group	1,707.5	1,550.4	93.1%	101.1	1,887.3	1,602.3	94.3%	87.7
Brit	1,041.8	852.0	92.7%	45.4	1,113.8	871.4	94.8%	36.7
	4,770.4	3,825.9	93.0%	230.9	4,873.3	3,786.6	93.3%	226.7
International Insurers and Reinsurers	1,761.7	1,098.8	96.6%	31.8	918.1	558.3	95.3%	25.1
Property and casualty insurance and reinsurance	8,851.0	6,841.6	93.9%	370.4	7,988.4	6,134.4	93.9%	337.5

	First six months
	2024				2023
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit
North American Insurers
Northbridge	1,253.3	1,132.6	89.7%	108.9	1,205.3	1,068.6	92.2%	75.8
Crum & Forster	2,716.8	2,035.5	95.9%	84.8	2,478.8	1,840.3	94.9%	92.5
Zenith National	419.7	423.1	99.0%	3.7	432.1	438.8	97.9%	7.4
	4,389.8	3,591.2	94.3%	197.4	4,116.2	3,347.7	94.4%	175.7
Global Insurers and Reinsurers
Allied World	4,025.6	2,991.9	92.4%	184.5	3,755.8	2,773.7	91.4%	192.7
Odyssey Group	3,137.2	2,922.0	92.9%	195.4	3,396.1	3,011.9	95.3%	136.7
Brit	1,955.0	1,566.2	91.1%	120.7	2,008.9	1,515.4	92.8%	102.8
	9,117.8	7,480.1	92.3%	500.6	9,160.8	7,301.0	93.4%	432.2
International Insurers and Reinsurers	3,342.0	2,019.6	97.6%	45.4	1,804.4	1,105.1	95.8%	43.4
Property and casualty insurance and reinsurance	16,849.6	13,090.9	93.7%	743.4	15,081.4	11,753.8	93.9%	651.3
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 11.5% and 11.4% to $6,841.6 and $13,090.9 in the second quarter and first six months of 2024 from $6,134.4 and $11,753.8 in the second quarter and first six months of 2023, while gross premiums written increased by 10.8% and 11.7%, principally reflecting increases in the International Insurers and Reinsurers reporting segment following the consolidation of Gulf Insurance on December 26, 2023 that contributed $523.8 and $857.8 to net premiums written and $815.9 and $1,465.4 to gross premiums written in the second quarter and first six months of 2024. The growth in net premiums written in the second quarter and first six months of 2024 also reflected increased premium volume in the North American Insurers and Global Insurers and Reinsurers reporting segments from continued modest rate increases across many lines of business, and strong customer retention at each of the company's property and casualty insurance and reinsurance companies. The growth in gross premiums written in the second quarter and first six months of 2024 also included growth in the North American Insurers reporting segment, partially offset by decreases in gross premiums written in the Global Insurers and Reinsurers reporting segment.
•Current period catastrophe losses on an undiscounted basis in the second quarter and first six months of 2024 were $164.2 and $265.6 or 2.7 and 2.2 combined ratio points, primarily reflecting attritional catastrophe losses in the company's Global Insurers and Reinsurers reporting segment compared to $134.8 and $326.7 or 2.4 and 3.0 combined ratio points in the second quarter and first six months of 2023 which primarily reflected exposure to the earthquake in Turkey.
Net finance income (expense) from insurance contracts and reinsurance contract assets held
•The total effects of discounting and risk adjustment recognized in the consolidated statement of earnings were comprised as follows:

	Second quarter		First six months
	2024	2023	2024	2023
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance expense from insurance contracts	(296.5)	(585.3)	(566.7)	(811.1)
Net finance income from reinsurance contract assets held	91.8	161.3	196.0	223.7
Net finance expense from insurance contracts and reinsurance contract assets held	(204.7)	(424.0)	(370.7)	(587.4)
Effects of discounting for future periods and risk adjustment and other recognized in insurance service result:
Discounting of losses and ceded losses on claims recorded in the period	503.2	618.3	861.5	1,033.2
Changes in the risk adjustment and other	(69.0)	26.9	11.7	85.8
Effects included in insurance service result	434.2	645.2	873.2	1,119.0
Total pre-tax net benefit in the consolidated statement of earnings	229.5	221.2	502.5	531.6
During the second quarter and first six months of 2024 the company recorded a total pre-tax net benefit of $229.5 and $502.5, principally related to the net benefit of discounting losses and ceded losses on claims of $503.2 and $861.5 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held recognized during the second quarter and first six months of 2024 of $204.7 and $370.7. The net finance expense during the second quarter and first six months of 2024 of $204.7 and $370.7 consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $366.1 and $724.4 in the second quarter and first six months, partially offset by the benefit of modest increases in discount rates during the period on prior year net losses on claims of $161.4 and $353.7.
The benefit of the effect of increases in discount rates on prior year net losses on claims of $161.4 and $353.7 in the second quarter and first six months of 2024 partially offset net losses recorded on the company’s bond portfolio of $190.8 and $509.6 as discussed below under Investment Performance.
During the second quarter and first six months of 2023 the company recorded a total pre-tax net benefit of $221.2 and $531.6, principally related to the net benefit of discounting losses and ceded losses on claims of $618.3 and $1,033.2 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held recognized during the second quarter and first six months of 2023 of $424.0 and $587.4. The net finance expense during the second quarter of 2023 of $424.0 predominantly consisted of interest accretion resulting from the unwinding of the effects of discounting as claims progress toward settlement of $347.2 and the effect of changes in discount rates during the same period of $76.8. The net finance expense during the first six months of 2023 of $587.4 predominantly consisted of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during the first six months of 2023 of $678.2, partially offset by the effect of changes in discount rates during the same period of $90.8.
Refer to note 8 (Insurance Contract Liabilities) to the interim consolidated financial statements for the three and six months ended June 30, 2024 for additional details on the discount rates applied to losses and ceded losses on claims recorded in the period.

Investment Performance
Interest and dividends
•Consolidated interest and dividends of $614.0 and $1,203.8 in the second quarter and first six months of 2024 increased significantly from $464.6 and $846.9 in the second quarter and first six months of 2023, with higher interest income earned principally due to a general increase in sovereign bond yields, net purchases of U.S. treasury and Canadian government bonds during 2023 and net purchases of first mortgage loans, other government and corporate and other bonds during 2023 and the first six months of 2024.
•At June 30, 2024 the company's insurance and reinsurance companies held portfolio investments of $61.5 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $7.7 billion was in cash and short term investments, representing 12.6% of those portfolio investments.
•The company's fixed income portfolio is conservatively positioned with effectively 70% of the fixed income portfolio invested in government bonds and 20% in high quality corporate bonds, primarily short-dated.
Share of profit of associates
•Consolidated share of profit of associates of $221.4 in the second quarter of 2024 principally reflected share of profit of $126.1 from Eurobank, $66.5 from Poseidon and $31.5 from Peak Achievement (principally reflecting its sale of Rawlings Sporting Goods), partially offset by share of loss of $39.0 from Sanmar Chemicals Group.
•Consolidated share of profit of associates of $349.1 in the first six months of 2024 principally reflected share of profit of $205.4 from Eurobank and $101.3 from Poseidon, partially offset by share of loss of $48.7 from Sanmar Chemicals Group.
•The share of profit of $205.4 from Eurobank in the first six months of 2024 decreased from $225.1 in the first six months of 2023 as a result of certain one-time restructuring costs recorded by Eurobank in its first quarter of 2024, and recycling of cumulative currency translation losses, previously recognized in Eurobank's other comprehensive income (loss), to Eurobank's consolidated statement of earnings upon disposal of a subsidiary in the fourth quarter of 2023 that was recorded on a quarter lag by Fairfax, partially offset by an increase in Eurobank's net interest income.
•Subsequent to June 30, 2024:
◦On July 15, 2024 Cleveland-Cliffs Inc. ("Cliffs") entered into a definitive agreement with Stelco to acquire all outstanding common shares of Stelco for consideration of Cdn$70.00 per share (consisting of Cdn$60.00 cash and Cdn$10.00 in Cliffs common stock). Closing of the transaction is subject to shareholder and regulatory approvals, and satisfaction of other customary closing conditions, and is expected to be in the fourth quarter of 2024. The company's current estimated pre-tax gain on sale of its holdings of approximately 13 million common shares of Stelco is approximately Cdn$531 ($390), calculated as the excess of consideration of approximately Cdn$910 ($668 or $51 per common share) over the carrying value of the investment in associate at June 30, 2024 of approximately Cdn$379 ($277.9).
◦On July 31, 2024 Eurobank paid a dividend of approximately $370 (€342). The company’s share of that dividend was approximately $128 (€118), which will be recorded in the company's consolidated financial reporting in the third quarter of 2024 as a reduction of Eurobank's carrying value under the equity method of accounting.
•Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2024 for details of transactions related to associates.
Net gains (losses) on investments
•Net gains on investments of $241.6 and $183.1 in the second quarter and first six months of 2024 consisted of the following:

	Second quarter			First six months
	2024			2024
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Equity exposures	193.7	183.7	377.4	708.4	(55.9)	652.5
Bonds	(24.0)	(166.8)	(190.8)	(5.1)	(504.5)	(509.6)
Other	(44.8)	99.8	55.0	17.0	23.2	40.2
	124.9	116.7	241.6	720.3	(537.2)	183.1

•Net gains on equity exposures of $377.4 and $652.5 in the second quarter and first six months of 2024 were primarily comprised of net gains of $131.5 and $462.1 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares.

•Net losses on bonds of $190.8 and $509.6 in the second quarter and first six months of 2024 were principally comprised of net losses on U.S. treasuries of $76.7 and $343.3 and Brazilian government bonds of $68.5 and $44.1. The net losses on bonds were partially offset by the benefit of the effect of increases in discount rates on prior year net losses on claims of $161.4 and $353.7 in the second quarter and first six months of 2024.
•On May 23, 2024 Digit Insurance, the general insurance subsidiary of the company's investment in associate Digit, completed an initial public offering comprised of an issuance of new equity and an offer for sale of existing equity shares held by Digit and other shareholders, which valued Digit Insurance at approximately $3 billion (249.5 billion Indian rupees or 272 Indian rupees per common share). As a result of the initial public offering and the increase in the fair value of the company's investment in Digit compulsory convertible preferred shares at June 30, 2024, the company recorded a total pre-tax benefit of $149.9 related to its investment in Digit. The pre-tax gain to common shareholders' equity was comprised of (i) a gain of $106.3 recorded in net changes in capitalization in the consolidated statement of changes in equity on the company's 49.0% equity interest in Digit (related to Digit's equity interest in Digit Insurance decreasing from 83.3% to 73.6%, resulting in the recognition of a dilution gain for the excess of fair value over the carrying value of Digit Insurance on the offer for sale and a dilution gain on new equity issuance), and (ii) a net gain on investments in the consolidated statement of earnings of $43.6 on the company's holdings of Digit compulsory convertible preferred shares. Digit Insurance's common shares are now traded on the BSE and NSE in India and closed at 338 Indian rupees per common share on June 30, 2024.
Non-insurance companies
Operating income
•Excluding the impact of Fairfax India's performance fees to Fairfax (an accrual of nil and $35.6 in the second quarter of 2024 and 2023), operating income of the non-insurance companies decreased to $25.2 in the second quarter of 2024 from $72.5 in the second quarter of 2023, primarily reflecting lower operating income at Fairfax India driven by share of loss of associates in 2024 compared to share of profit of associates in 2023, partially offset by higher operating income at the Restaurants and Retail segment.
•Excluding the impact of Fairfax India's performance fees to Fairfax (an accrual of nil and $21.1 in the first six months of 2024 and 2023) and the impact of non-cash goodwill impairment charges on non-insurance companies recorded during the first six months of 2023, operating income of the non-insurance companies decreased to $42.5 in the first six months of 2024 from $84.1 in the first six months of 2023, primarily reflecting lower operating income at Fairfax India driven by share of loss of associates in 2024 compared to share of profit of associates in 2023, partially offset by lower operating expenses at the Other segment.
Acquisitions and divestitures
•Subsequent to June 30, 2024, on July 21, 2024 the company entered into an arrangement to acquire all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. ("Sleep Country") for purchase consideration of approximately $862 (Cdn$1.2 billion) or Cdn$35.00 per common share. The transaction is subject to Sleep Country shareholder approval and regulatory approval and is expected to close in the fourth quarter of 2024. Sleep Country is a specialty sleep retailer with a national retail store network and multiple e-commerce platforms.
Financial Condition
•Maintaining an emphasis on financial soundness, the company held $2,541.6 of cash and investments at the holding company at June 30, 2024 (prior to Allied World's subsequent redemption of its $500.0 million of senior notes as described below; December 31, 2023 - $1,781.6), with its $2.0 billion unsecured revolving credit facility undrawn, and the holding company also owns additional investments in associates and consolidated non-insurance companies with a fair value of approximately $2.0 billion. Holding company cash and investments, as previously described, supports the company's decentralized structure and enables the company to deploy capital efficiently to its insurance and reinsurance companies.
•At June 30, 2024 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $1,514.5 compared to $1,006.0 at December 31, 2023. The pre-tax excess of $1,514.5 is not reflected in the company’s book value per share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition section of this MD&A, under the heading Book Value Per Basic Share, for details.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 25.9% at June 30, 2024 compared to 23.1% at December 31, 2023, primarily reflecting increased total debt.
◦On January 12, 2024 the company completed a re-opening of its offering of $400.0 principal amount of 6.00% unsecured senior notes due December 7, 2033 ("2033 notes"), completed on December 7, 2023, for $200.0 principal amount for net proceeds, excluding accrued interest, of $200.2.

◦On January 29, 2024 the company used a portion of the net proceeds from the offering of the 2033 notes to redeem its remaining $279.3 principal amount of 4.875% unsecured senior notes due August 2024 for cash consideration of $285.6, including accrued interest.
◦On March 15, 2024, the company used the remainder of the net proceeds from the offering of the 2033 notes to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 2025 for cash consideration of Cdn$349.1, including accrued interest. Upon completing the redemptions of the August 2024 and March 2025 unsecured senior notes, the company has no significant holding company debt maturities until 2026.
◦On March 22, 2024 the company completed an offering of $1.0 billion principal amount of 6.350% unsecured senior notes due 2054 for net proceeds of $988.1.
◦On June 24, 2024 the company completed an offering of $600.0 principal amount of 6.10% unsecured senior notes due March 15, 2055 ("2055 notes") for net proceeds of $591.7 and a second re-opening of its 2033 notes (comprising the initial offering of $400.0 principal amount on December 7, 2023 and the first re-opening of $200.0 principal amount on January 12, 2024), for $150.0 principal amount for net proceeds, excluding accrued interest, of $152.9.
◦Subsequent to June 30, 2024, on July 19, 2024 Allied World became the primary co-obligor of the 2055 notes in exchange for cash received from the holding company of $596.6. On July 24, 2024 Allied World used the majority of those proceeds to redeem its outstanding $500.0 principal amount of 4.35% senior notes due October 29, 2025 for cash consideration of $505.1, including accrued interest. Had the Allied World senior notes been redeemed on June 30, 2024, the company's total debt to total capital ratio, excluding non-insurance companies, would have been 24.9%.
•Common shareholders’ equity increased by $114.8 to $21,729.8 at June 30, 2024 from $21,615.0 at December 31, 2023, primarily reflecting:
◦net earnings attributable to shareholders of Fairfax of $1,691.9, partially offset by
◦purchases of 854,031 subordinate voting shares for cancellation for cash consideration of $938.1, or $1,098.40 per share,
◦payments of common and preferred share dividends of $387.8, and
◦other comprehensive loss of $228.9 related to unrealized foreign currency losses net of hedges.
•Book value per basic share was $979.63 at June 30, 2024 compared to $939.65 at December 31, 2023, representing an increase per basic share in the first six months of 2024 of 4.3% (an increase of 6.0% adjusted to include the $15.00 per common share dividend paid in the first quarter of 2024). At June 30, 2024 there were 22,181,619 common shares effectively outstanding.

Sources of Income
Income as presented in the interim consolidated financial statements for the second quarter and first six months of 2024 and 2023 was comprised as follows:

	Second quarter		First six months
	2024	2023	2024	2023
Insurance revenue:
North American Insurers	2,153.5	1,989.2	4,243.3	3,886.4
Global Insurers and Reinsurers	3,784.2	3,860.9	7,388.7	7,489.4
International Insurers and Reinsurers	1,502.2	766.8	3,459.3	1,492.2
Property and Casualty Insurance and Reinsurance	7,439.9	6,616.9	15,091.3	12,868.0
Life insurance and Run-off	53.6	37.3	89.0	66.1
Consolidated insurance revenue	7,493.5	6,654.2	15,180.3	12,934.1
Interest and dividends	614.0	464.6	1,203.8	846.9
Share of profit of associates	221.4	269.2	349.1	603.0
Net gains (losses) on investments	241.6	(342.1)	183.1	429.1
Non-insurance revenue	1,538.1	1,559.6	3,052.3	3,118.0
Total income	10,108.6	8,605.5	19,968.6	17,931.1
Income of $10,108.6 in the second quarter of 2024 increased from $8,605.5 in the second quarter of 2023 principally as a result of growth in insurance revenue, net gains on investments compared to net losses on investments in the prior period and higher interest and dividends, partially offset by modest decreases in share of profit of associates and non-insurance revenue.
Income of $19,968.6 in the first six months of 2024 increased from $17,931.1 in the first six months of 2023 principally as a result of growth in insurance revenue and higher interest and dividends, partially offset by decreased share of profit of associates, net gains on investments and non-insurance revenue.
The increase in insurance revenue during the second quarter and first six months of 2024 of $839.3 and $2,246.2 or 12.6% and 17.4% principally reflected the consolidation of Gulf Insurance on December 26, 2023, which contributed $674.9 and $1,825.9 to the company's Property and Casualty Insurance and Reinsurance insurance revenue, inclusive of the effects of accounting for acquired insurance contracts that are discussed further in the International Insurers and Reinsurers section of this MD&A. The increase in insurance revenue during the second quarter and first six months of 2024 also reflected increased premium volume in the North American Insurers and Global Insurers and Reinsurers reporting segments from continued modest rate increases across many lines of business, and strong customer retention at each of the company's property and casualty insurance and reinsurance companies. Refer to Components of Net Earnings in this MD&A for details by reporting segment.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the second quarters and first six months of 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.
An analysis of non-insurance revenue for the second quarters and first six months of 2024 and 2023 is provided in the Underwriting and Operating Income section of this MD&A, under the heading Non-insurance companies.

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three and six months ended June 30, 2024 and 2023 using amounts presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2024, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the discounted and undiscounted combined ratios and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Also excluded is net finance expense from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money.

	Second quarter		First six months
	2024	2023	2024	2023
Combined ratios, discounted - Property and Casualty Insurance and Reinsurance
North American Insurers	84.1%	85.2%	84.0%	84.1%
Global Insurers and Reinsurers	78.7%	73.8%	78.6%	76.5%
International Insurers and Reinsurers	90.2%	86.0%	91.0%	85.4%
Consolidated	82.2%	78.6%	82.5%	79.7%

Combined ratios, undiscounted - Property and Casualty Insurance and Reinsurance
North American Insurers	93.9%	94.7%	94.3%	94.4%
Global Insurers and Reinsurers	93.0%	93.3%	92.3%	93.4%
International Insurers and Reinsurers	96.6%	95.3%	97.6%	95.8%
Consolidated	93.9%	93.9%	93.7%	93.9%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	296.0	249.2	583.7	525.0
Global Insurers and Reinsurers	671.1	820.4	1,313.1	1,445.7
International Insurers and Reinsurers	86.2	74.7	194.0	151.3
Insurance service result	1,053.3	1,144.3	2,090.8	2,122.0
Other insurance operating expenses	(249.2)	(193.9)	(475.3)	(391.5)
Interest and dividends	547.1	407.4	1,047.6	718.9
Share of profit of associates	201.9	168.6	305.5	386.3
Operating income - Property and Casualty Insurance and Reinsurance	1,553.1	1,526.4	2,968.6	2,835.7
Operating income (loss) - Life insurance and Run-off	(7.4)	6.3	15.5	9.7
Operating income - Non-insurance companies	25.2	36.9	42.5	36.3
Net finance expense from insurance contracts and reinsurance contract assets held	(204.7)	(424.0)	(370.7)	(587.4)
Net gains (losses) on investments	241.6	(342.1)	183.1	429.1
Gain on sale of insurance subsidiary	—	259.1	—	259.1
Interest expense	(160.4)	(130.4)	(311.9)	(254.7)
Corporate overhead and other	(36.2)	12.4	(59.8)	(14.1)
Earnings before income taxes	1,411.2	944.6	2,467.3	2,713.7
Provision for income taxes	(355.4)	(115.5)	(641.8)	(480.6)
Net earnings	1,055.8	829.1	1,825.5	2,233.1

Attributable to:
Shareholders of Fairfax	915.4	734.4	1,691.9	1,984.4
Non-controlling interests	140.4	94.7	133.6	248.7
	1,055.8	829.1	1,825.5	2,233.1

Net earnings per share	$40.18	$31.10	$73.36	$84.30
Net earnings per diluted share	$37.18	$28.80	$67.94	$78.18
Cash dividends paid per share	$—	$—	$15.00	$10.00

The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Second quarter
	2024				2023
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Property and Casualty Insurance and Reinsurance	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Property and Casualty Insurance and Reinsurance
Insurance service result	296.0	671.1	86.2	1,053.3	249.2	820.4	74.7	1,144.3
Other insurance operating expenses	(80.1)	(99.6)	(69.5)	(249.2)	(77.1)	(79.0)	(37.8)	(193.9)
Discounting of losses and ceded losses on claims recorded in the period	(104.5)	(359.0)	(46.8)	(510.3)	(89.2)	(497.3)	(19.6)	(606.1)
Changes in the risk adjustment and other	(3.7)	18.4	61.9	76.6	2.8	(17.4)	7.8	(6.8)
Underwriting profit	107.7	230.9	31.8	370.4	85.7	226.7	25.1	337.5
Interest and dividends	126.4	324.9	95.8	547.1	106.6	249.7	51.1	407.4
Share of profit of associates	33.7	128.6	39.6	201.9	37.5	98.8	32.3	168.6
Adjusted operating income	267.8	684.4	167.2	1,119.4	229.8	575.2	108.5	913.5

Combined ratios, discounted	84.1%	78.7%	90.2%	82.2%	85.2%	73.8%	86.0%	78.6%
Combined ratios, undiscounted	93.9%	93.0%	96.6%	93.9%	94.7%	93.3%	95.3%	93.9%

	First six months
	2024				2023
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Property and Casualty Insurance and Reinsurance	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Property and Casualty Insurance and Reinsurance
Insurance service result	583.7	1,313.1	194.0	2,090.8	525.0	1,445.7	151.3	2,122.0
Other insurance operating expenses	(156.8)	(193.3)	(125.2)	(475.3)	(142.2)	(175.3)	(74.0)	(391.5)
Discounting of losses and ceded losses on claims recorded in the period	(215.6)	(589.5)	(71.5)	(876.6)	(197.9)	(799.6)	(31.0)	(1,028.5)
Changes in the risk adjustment and other	(13.9)	(29.7)	48.1	4.5	(9.2)	(38.6)	(2.9)	(50.7)
Underwriting profit	197.4	500.6	45.4	743.4	175.7	432.2	43.4	651.3
Interest and dividends	255.2	618.6	173.8	1,047.6	198.3	428.5	92.1	718.9
Share of profit of associates	58.5	180.7	66.3	305.5	92.3	226.4	67.6	386.3
Adjusted operating income	511.1	1,299.9	285.5	2,096.5	466.3	1,087.1	203.1	1,756.5

Combined ratios, discounted	84.0%	78.6%	91.0%	82.5%	84.1%	76.5%	85.4%	79.7%
Combined ratios, undiscounted	94.3%	92.3%	97.6%	93.7%	94.4%	93.4%	95.8%	93.9%

The marginal decrease in the insurance service result of the property and casualty insurance and reinsurance operations in the second quarter and first six months of 2024 of $91.0 and $31.2 or 8.0% and 1.5% was principally attributable to the Global Insurers and Reinsurers reporting segment, primarily reflecting decreased benefit from discounting losses and ceded losses on claims reflecting decreased average discount rates in the period resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings, increased underwriting expenses and increased current period catastrophe losses in the second quarter of 2024. The decrease in the insurance service result in the Global Insurers and Reinsurers reporting segment was partially offset by increased net favourable prior year reserve development in the second quarter of 2024 and net favourable prior year reserve development in the first six months of 2024 compared with net adverse prior year reserve development and decreased current period catastrophe losses in the first six months of 2024. The decrease in the insurance service result of the property and casualty insurance and reinsurance operations in the second quarter and first six months of 2024, principally attributable to the Global Insurers and Reinsurers reporting segment, was partially offset by an increase in the insurance service result of the North American Insurers and International Insurers and Reinsurers reporting segments which primarily reflected a greater benefit from discounting losses on claims due to higher average discount rates in the period, resulting in reduced losses on claims and recoveries of insurance service expenses, and increased net favourable prior year reserve development within the International Insurers and Reinsurers reporting segment.
The company's property and casualty insurance and reinsurance operations produced an underwriting profit of $370.4 and $743.4 (undiscounted combined ratios of 93.9% and 93.7%) in the second quarter and first six months of 2024 compared to an underwriting profit of $337.5 and $651.3 (undiscounted combined ratios of 93.9% in both periods) in the second quarter and first six months of 2023, primarily reflecting the same factors as noted above for insurance service result except for the benefit from discounting losses and ceded losses on claims which contributed to a decrease in the insurance service result.
The following table presents the components of the company's undiscounted combined ratios, a key performance measure of underwriting profit, for the three and six months ended June 30, 2024 and 2023:

	Second quarter		First six months
Property and Casualty Insurance and Reinsurance	2024	2023	2024	2023
Underwriting profit	370.4	337.5	743.4	651.3

Losses on claims - accident year	65.2%	65.4%	64.1%	65.0%
Commissions	16.4%	16.8%	16.4%	16.6%
Underwriting expenses	14.5%	13.0%	14.6%	13.3%
Combined ratio, undiscounted - accident year	96.1%	95.2%	95.1%	94.9%
Net favourable reserve development	(2.2)%	(1.3)%	(1.4)%	(1.0)%
Combined ratio, undiscounted - calendar year	93.9%	93.9%	93.7%	93.9%

Current period catastrophe losses, on an undiscounted basis, for the three and six months ended June 30, 2024 and 2023 were comprised as follows:

	Second quarter						First six months
	2024			2023			2024			2023
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Dubai floods	58.1	1.0		—	—		58.1	0.5		—	—
Turkey earthquake	—	—		7.4	0.1		—	—		100.9	0.9
Other	106.1	1.7		127.4	2.3		207.5	1.7		225.8	2.1
Total catastrophe losses	164.2	2.7	points	134.8	2.4	points	265.6	2.2	points	326.7	3.0	points
(1)    Net of reinstatement premiums.
The commission expense ratio decreased to 16.4% and 16.4% in the second quarter and first six months of 2024 from 16.8% and 16.6% in the second quarter and first six months of 2023, principally reflecting decreases in the Global Insurers and Reinsurers reporting segment (primarily reflecting decreased net average commissions at Odyssey Group and Brit, partially offset by increased net average commissions at Allied World, principally due to changes in the mix of business written) and the International Insurers and Reinsurers reporting segment (primarily reflecting the consolidation of Gulf Insurance which has lower average commissions), partially offset by increases in the North American Insurers reporting segment (primarily reflecting increased commission expenses due to changes in the mix of business written and increased profit sharing at Crum & Forster).
The underwriting expense ratio increased to 14.5% and 14.6% in the second quarter and first six months of 2024 from 13.0% and 13.3% in the second quarter and first six months of 2023, principally reflecting increases in the Global Insurers and Reinsurers reporting segment (primarily reflecting increased personnel and technology costs at Odyssey Group to support their strategic initiatives and the effects on the underwriting expense ratio of reduced net premiums earned at Odyssey Group and Brit) and the International Insurers and Reinsurers reporting segment (primarily reflecting increases at Bryte and Fairfax Asia).

An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the three and six months ended June 30, 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.
An analysis of net finance expense from insurance contracts and reinsurance contract assets held for the three and six months ended June 30, 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Net earnings attributable to shareholders of Fairfax was $915.4 (net earnings of $40.18 per basic share and $37.18 per diluted share) in the second quarter of 2024 and $1,691.9 (net earnings of $73.36 per basic share and $67.94 per diluted share) in the first six months of 2024 compared to net earnings of $734.4 (net earnings of $31.10 per basic share and $28.80 per diluted share) in the second quarter of 2023 and $1,984.4 (net earnings of $84.30 per basic share and $78.18 per diluted share) in the first six months of 2023. The increase in profitability in the second quarter of 2024 compared to 2023 principally reflected net gains on investments compared to net losses on investments in the comparative period, lower net finance expense from insurance contracts and reinsurance contract assets held, and higher interest and dividends, partially offset by higher provision for income taxes, decreased insurance service result, and a gain on sale of Ambridge by Brit in the comparative period. The decline in profitability in the first six months of 2024 compared to 2023 principally reflected lower net gains on investments and share of profit of associates, higher provision for income taxes, and a gain on sale of Ambridge by Brit in the comparative period, partially offset by higher interest and dividends, and lower net finance expense from insurance contracts and reinsurance contract assets held.

Net Earnings by Reporting Segment
The company's sources of net earnings shown by reporting segment are set out below for the three and six months ended June 30, 2024 and 2023. In the Elimination and adjustments column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.
Quarter ended June 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,153.5	3,784.2	1,502.2	7,439.9	53.6	—	—	—	7,493.5
Intercompany	6.0	42.0	56.1	104.1	—	—	—	(104.1)	—
Insurance revenue	2,159.5	3,826.2	1,558.3	7,544.0	53.6	—	—	(104.1)	7,493.5
Insurance service expenses	(1,891.1)	(3,135.9)	(1,151.4)	(6,178.4)	(81.8)	—	—	113.7	(6,146.5)
Net insurance result	268.4	690.3	406.9	1,365.6	(28.2)	—	—	9.6	1,347.0
Cost of reinsurance	(294.1)	(668.6)	(679.6)	(1,642.3)	(8.9)	—	—	104.1	(1,547.1)
Recoveries of insurance service expenses	321.7	649.4	358.9	1,330.0	7.3	—	—	(113.6)	1,223.7
Net reinsurance result	27.6	(19.2)	(320.7)	(312.3)	(1.6)	—	—	(9.5)	(323.4)
Insurance service result	296.0	671.1	86.2	1,053.3	(29.8)	—	—	0.1	1,023.6
Other insurance operating expenses	(80.1)	(99.6)	(69.5)	(249.2)	(32.9)	—	—	—	(282.1)
	215.9	571.5	16.7	804.1	(62.7)	—	—	0.1	741.5
Interest and dividends	126.4	324.9	95.8	547.1	35.6	(3.8)	(11.8)	46.9	614.0
Share of profit (loss) of associates	33.7	128.6	39.6	201.9	19.7	(24.5)	24.3	—	221.4
Other:
Non-insurance revenue	—	—	—	—	—	1,538.1	—	—	1,538.1
Non-insurance expenses	—	—	—	—	—	(1,484.6)	—	—	(1,484.6)
Operating income (loss)	376.0	1,025.0	152.1	1,553.1	(7.4)	25.2	12.5	47.0	1,630.4
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(68.3)	(134.8)	(20.9)	(224.0)	19.3	—	—	—	(204.7)
Net gains (losses) on investments	(27.4)	(79.8)	110.1	2.9	(27.3)	180.9	85.1	—	241.6
Interest expense	(1.4)	(11.7)	(7.0)	(20.1)	(4.0)	(42.2)	(94.2)	0.1	(160.4)
Corporate overhead and other	(10.5)	(29.3)	(8.8)	(48.6)	(0.9)	—	0.9	(47.1)	(95.7)
Pre-tax income (loss)	268.4	769.4	225.5	1,263.3	(20.3)	163.9	4.3	—	1,411.2
Provision for income taxes									(355.4)
Net earnings									1,055.8

Attributable to:
Shareholders of Fairfax									915.4
Non-controlling interests									140.4
									1,055.8

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,280.2	2,466.6	897.5	4,644.3
Prior year reserve development and release of risk adjustment on prior year claims	22.6	(60.1)	(104.9)	(142.4)
Losses on claims - calendar year	1,302.8	2,406.5	792.6	4,501.9
Commissions	383.1	473.3	151.5	1,007.9
Other underwriting expenses	205.2	256.1	207.3	668.6
Insurance service expenses	1,891.1	3,135.9	1,151.4	6,178.4

Quarter ended June 30, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	1,989.2	3,860.9	766.8	6,616.9	37.3	—	—	—	6,654.2
Intercompany	18.0	39.5	58.8	116.3	14.1	—	—	(130.4)	—
Insurance revenue	2,007.2	3,900.4	825.6	6,733.2	51.4	—	—	(130.4)	6,654.2
Insurance service expenses	(1,728.4)	(2,761.4)	(556.5)	(5,046.3)	(93.0)	—	—	99.8	(5,039.5)
Net insurance result	278.8	1,139.0	269.1	1,686.9	(41.6)	—	—	(30.6)	1,614.7
Cost of reinsurance	(322.2)	(769.4)	(297.9)	(1,389.5)	(2.3)	—	—	129.7	(1,262.1)
Recoveries of insurance service expenses	292.6	450.8	103.5	846.9	11.6	—	—	(99.6)	758.9
Net reinsurance result	(29.6)	(318.6)	(194.4)	(542.6)	9.3	—	—	30.1	(503.2)
Insurance service result	249.2	820.4	74.7	1,144.3	(32.3)	—	—	(0.5)	1,111.5
Other insurance operating expenses	(77.1)	(79.0)	(37.8)	(193.9)	(11.5)	—	—	—	(205.4)
	172.1	741.4	36.9	950.4	(43.8)	—	—	(0.5)	906.1
Interest and dividends	106.6	249.7	51.1	407.4	28.3	(38.0)	(12.4)	79.3	464.6
Share of profit of associates	37.5	98.8	32.3	168.6	21.8	43.0	35.8	—	269.2
Other:
Non-insurance revenue	—	—	—	—	—	1,559.6	—	—	1,559.6
Non-insurance expenses	—	—	—	—	—	(1,527.7)	0.2	—	(1,527.5)
Operating income	316.2	1,089.9	120.3	1,526.4	6.3	36.9	23.6	78.8	1,672.0
Net finance expense from insurance contracts and reinsurance contract assets held	(84.3)	(296.6)	(24.9)	(405.8)	(18.2)	—	—	—	(424.0)
Net gains (losses) on investments	(88.0)	(437.2)	46.6	(478.6)	41.2	25.0	70.3	—	(342.1)
Gain on sale of insurance subsidiary	—	259.1	—	259.1	—	—	—	—	259.1
Interest expense	(1.6)	(12.4)	(1.1)	(15.1)	(4.0)	(44.2)	(67.2)	0.1	(130.4)
Corporate overhead and other	(17.7)	(21.1)	(3.2)	(42.0)	(0.9)	—	32.4	(79.5)	(90.0)
Pre-tax income (loss)	124.6	581.7	137.7	844.0	24.4	17.7	59.1	(0.6)	944.6
Provision for income taxes									(115.5)
Net earnings									829.1

Attributable to:
Shareholders of Fairfax									734.4
Non-controlling interests									94.7
									829.1

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,257.2	2,486.3	438.9	4,182.4
Prior year reserve development and release of risk adjustment on prior year claims	(48.3)	(375.8)	(47.4)	(471.5)
Losses on claims - calendar year	1,208.9	2,110.5	391.5	3,710.9
Commissions	332.0	460.4	110.4	902.8
Other underwriting expenses	187.5	190.5	54.6	432.6
Insurance service expenses	1,728.4	2,761.4	556.5	5,046.3

Six months ended June 30, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	4,243.3	7,388.7	3,459.3	15,091.3	89.0	—	—	—	15,180.3
Intercompany	22.0	83.4	98.9	204.3	—	—	—	(204.3)	—
Insurance revenue	4,265.3	7,472.1	3,558.2	15,295.6	89.0	—	—	(204.3)	15,180.3
Insurance service expenses	(3,628.3)	(5,965.0)	(2,905.8)	(12,499.1)	(120.2)	—	—	220.2	(12,399.1)
Net insurance result	637.0	1,507.1	652.4	2,796.5	(31.2)	—	—	15.9	2,781.2
Cost of reinsurance	(613.3)	(1,333.2)	(1,395.4)	(3,341.9)	(9.2)	—	—	204.3	(3,146.8)
Recoveries of insurance service expenses	560.0	1,139.2	937.0	2,636.2	10.1	—	—	(219.9)	2,426.4
Net reinsurance result	(53.3)	(194.0)	(458.4)	(705.7)	0.9	—	—	(15.6)	(720.4)
Insurance service result	583.7	1,313.1	194.0	2,090.8	(30.3)	—	—	0.3	2,060.8
Other insurance operating expenses	(156.8)	(193.3)	(125.2)	(475.3)	(52.6)	—	—	—	(527.9)
	426.9	1,119.8	68.8	1,615.5	(82.9)	—	—	0.3	1,532.9
Interest and dividends	255.2	618.6	173.8	1,047.6	65.5	(3.7)	3.0	91.4	1,203.8
Share of profit (loss) of associates	58.5	180.7	66.3	305.5	32.9	(21.2)	31.9	—	349.1
Other:
Non-insurance revenue	—	—	—	—	—	3,052.3	—	—	3,052.3
Non-insurance expenses	—	—	—	—	—	(2,984.9)	—	—	(2,984.9)
Operating income	740.6	1,919.1	308.9	2,968.6	15.5	42.5	34.9	91.7	3,153.2
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(110.5)	(224.6)	(39.5)	(374.6)	3.9	—	—	—	(370.7)
Net gains (losses) on investments	(61.4)	(184.3)	102.4	(143.3)	(56.2)	(1.5)	384.1	—	183.1
Interest expense	(2.9)	(23.2)	(14.5)	(40.6)	(7.9)	(85.3)	(178.2)	0.1	(311.9)
Corporate overhead and other	(19.6)	(47.1)	(18.0)	(84.7)	(1.1)	—	(8.8)	(91.8)	(186.4)
Pre-tax income (loss)	546.2	1,439.9	339.3	2,325.4	(45.8)	(44.3)	232.0	—	2,467.3
Provision for income taxes									(641.8)
Net earnings									1,825.5

Attributable to:
Shareholders of Fairfax									1,691.9
Non-controlling interests									133.6
									1,825.5

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	2,531.6	4,731.1	2,285.6	9,548.3
Prior year reserve development and release of risk adjustment on prior year claims	(39.0)	(173.3)	(69.9)	(282.2)
Losses on claims - calendar year	2,492.6	4,557.8	2,215.7	9,266.1
Commissions	736.1	888.7	287.8	1,912.6
Other underwriting expenses	399.6	518.5	402.3	1,320.4
Insurance service expenses	3,628.3	5,965.0	2,905.8	12,499.1

Six months ended June 30, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	3,886.4	7,489.4	1,492.2	12,868.0	66.1	—	—	—	12,934.1
Intercompany	32.0	67.8	105.7	205.5	14.1	—	—	(219.6)	—
Insurance revenue	3,918.4	7,557.2	1,597.9	13,073.5	80.2	—	—	(219.6)	12,934.1
Insurance service expenses	(3,314.7)	(5,675.0)	(1,280.3)	(10,270.0)	(129.2)	—	—	182.3	(10,216.9)
Net insurance result	603.7	1,882.2	317.6	2,803.5	(49.0)	—	—	(37.3)	2,717.2
Cost of reinsurance	(625.9)	(1,408.3)	(564.1)	(2,598.3)	(3.4)	—	—	219.6	(2,382.1)
Recoveries of insurance service expenses	547.2	971.8	397.8	1,916.8	28.4	—	—	(182.0)	1,763.2
Net reinsurance result	(78.7)	(436.5)	(166.3)	(681.5)	25.0	—	—	37.6	(618.9)
Insurance service result	525.0	1,445.7	151.3	2,122.0	(24.0)	—	—	0.3	2,098.3
Other insurance operating expenses	(142.2)	(175.3)	(74.0)	(391.5)	(60.0)	—	—	—	(451.5)
	382.8	1,270.4	77.3	1,730.5	(84.0)	—	—	0.3	1,646.8
Interest and dividends	198.3	428.5	92.1	718.9	50.5	(24.2)	(5.5)	107.2	846.9
Share of profit of associates	92.3	226.4	67.6	386.3	43.2	96.4	77.1	—	603.0
Other:
Non-insurance revenue	—	—	—	—	—	3,118.0	—	—	3,118.0
Non-insurance expenses	—	—	—	—	—	(3,153.9)	3.3	—	(3,150.6)
Operating income	673.4	1,925.3	237.0	2,835.7	9.7	36.3	74.9	107.5	3,064.1
Net finance expense from insurance contracts and reinsurance contract assets held	(129.7)	(371.1)	(37.9)	(538.7)	(48.7)	—	—	—	(587.4)
Net gains (losses) on investments	120.5	(15.3)	109.2	214.4	94.8	31.6	88.3	—	429.1
Gain on sale of insurance subsidiary	—	259.1	—	259.1	—	—	—	—	259.1
Interest expense	(3.1)	(24.5)	(2.0)	(29.6)	(7.9)	(83.1)	(134.2)	0.1	(254.7)
Corporate overhead and other	(28.9)	(41.9)	(5.6)	(76.4)	(1.4)	—	(11.1)	(107.6)	(196.5)
Pre-tax income (loss)	632.2	1,731.6	300.7	2,664.5	46.5	(15.2)	17.9	—	2,713.7
Provision for income taxes									(480.6)
Net earnings									2,233.1

Attributable to:
Shareholders of Fairfax									1,984.4
Non-controlling interests									248.7
									2,233.1

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	2,396.4	4,876.8	941.1	8,214.3
Prior year reserve development and release of risk adjustment on prior year claims	(108.2)	(512.3)	21.4	(599.1)
Losses on claims - calendar year	2,288.2	4,364.5	962.5	7,615.2
Commissions	651.7	855.5	214.0	1,721.2
Other underwriting expenses	374.8	455.0	103.8	933.6
Insurance service expenses	3,314.7	5,675.0	1,280.3	10,270.0

Components of Net Earnings
Underwriting and Operating Income
Presented below are the insurance service result, reconciled to underwriting profit, of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the three and six months ended June 30, 2024 and 2023. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the three and six months ended June 30, 2024 and 2023 are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.

    North American Insurers

	Second quarter		First six months
	2024	2023	2024	2023
Combined ratio, discounted	84.1%	85.2%	84.0%	84.1%

Combined ratio, undiscounted:
Loss & LAE - accident year	62.5%	64.3%	62.7%	63.5%
Commissions	15.8%	15.4%	15.7%	15.4%
Underwriting expenses	16.7%	17.0%	16.8%	17.0%
Combined ratio, undiscounted - accident year	95.0%	96.7%	95.2%	95.9%
Net favourable reserve development	(1.1)%	(2.0)%	(0.9)%	(1.5)%
Combined ratio, undiscounted - calendar year	93.9%	94.7%	94.3%	94.4%

Gross premiums written	2,318.9	2,197.0	4,389.8	4,116.2
Net premiums written	1,916.9	1,789.5	3,591.2	3,347.7
Net insurance revenue	1,865.4	1,685.0	3,652.0	3,292.5

Insurance service result	296.0	249.2	583.7	525.0
Other insurance operating expenses	(80.1)	(77.1)	(156.8)	(142.2)
Discounting of losses and ceded losses on claims recorded in the period	(104.5)	(89.2)	(215.6)	(197.9)
Changes in the risk adjustment and other	(3.7)	2.8	(13.9)	(9.2)
Underwriting profit	107.7	85.7	197.4	175.7
North American Insurers reported an insurance service result of $296.0 and $583.7 in the second quarter and first six months of 2024 compared to an insurance service result of $249.2 and $525.0 in the second quarter and first six months of 2023. The increase in the second quarter and first six months of 2024 of $46.8 and $58.7 primarily reflected an increased benefit from discounting losses on claims due to higher average discount rates and continued growth in net insurance revenue primarily at Crum & Forster and Northbridge (including rate increases across most lines of business), higher recoveries of insurance service expenses at Crum & Forster, and lower relative attritional and large losses at Northbridge, partially offset by increased losses in the surplus & specialty line of business and increased commission expenses at Crum & Forster, and lower net favourable prior year reserve development at Northbridge.
North American Insurers produced underwriting profit of $107.7 and $197.4 and undiscounted combined ratios of 93.9% and 94.3% in the second quarter and first six months of 2024 compared to underwriting profit of $85.7 and $175.7 and undiscounted combined ratios of 94.7% and 94.4% in the second quarter and first six months of 2023. The increase in underwriting profitability in the second quarter and first six months of 2024 primarily reflected the same factors which increased the insurance service result as noted above, except for the benefit from discounting losses on claims which had the effect of further improving the insurance service result in the second quarter and first six months of 2024.
The companies comprising the North American Insurers reporting segment had undiscounted combined ratios and underwriting profit in the second quarters and first six months of 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit
	Second quarter		First six months		Second quarter		First six months
	2024	2023	2024	2023	2024	2023	2024	2023
Northbridge	88.5%	93.2%	89.7%	92.2%	61.9	33.8	108.9	75.8
Crum & Forster	95.8%	95.0%	95.9%	94.9%	43.7	45.8	84.8	92.5
Zenith National	98.9%	96.6%	99.0%	97.9%	2.1	6.1	3.7	7.4
North American Insurers	93.9%	94.7%	94.3%	94.4%	107.7	85.7	197.4	175.7

Gross premiums written on a third party basis and net insurance revenue for each operating company in the North American Insurers reporting segment for the second quarters and first six months of 2024 and 2023 are shown in the following table:

	Gross premiums written				Net insurance revenue
	Second quarter		First six months		Second quarter		First six months
	2024	2023	2024	2023	2024	2023	2024	2023
Northbridge	723.4	699.0	1,253.3	1,205.3	552.9	506.3	1,083.3	984.7
Crum & Forster	1,426.5	1,323.2	2,716.8	2,478.8	1,132.1	996.1	2,209.2	1,948.9
Zenith National	169.0	174.8	419.7	432.1	180.4	182.6	359.5	358.9
North American Insurers	2,318.9	2,197.0	4,389.8	4,116.2	1,865.4	1,685.0	3,652.0	3,292.5

Gross premiums written increased by 5.5% and 6.6% in the second quarter and first six months of 2024 primarily reflecting increased business volumes at Crum & Forster (primarily surplus & specialty, accident and health, property and credit lines of business) and Northbridge (primarily property lines of business) and continued rate increases across most lines of business with the exception of workers' compensation business, primarily at Zenith National, which continues to experience rate decreases.
Net premiums written increased by 7.1% and 7.3% in the second quarter and first six months of 2024 reflecting the growth in gross premiums written. Net insurance revenue increased by 10.7% and 10.9% in the second quarter and first six months of 2024, principally reflecting the increase in net premiums written during 2024 and 2023.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $533.7 in the first six months of 2024 from $257.0 in the first six months of 2023, primarily reflecting lower taxes paid at Crum & Forster and Zenith, and increased net premium collections and increased interest and dividends received at each of the operating companies within the North American Insurers reporting segment, partially offset by increased taxes paid at Northbridge and increased net claims paid at each of the operating companies within the North American Insurers reporting segment.
    Global Insurers and Reinsurers

	Second quarter		First six months
	2024	2023	2024	2023
Combined ratio, discounted	78.7%	73.8%	78.6%	76.5%

Combined ratio, undiscounted:
Loss & LAE - accident year	66.3%	66.1%	64.8%	65.9%
Commissions	16.6%	17.1%	16.7%	16.8%
Underwriting expenses	11.4%	10.2%	11.6%	10.6%
Combined ratio, undiscounted - accident year	94.3%	93.4%	93.1%	93.3%
Net (favourable) adverse reserve development	(1.3)%	(0.1)%	(0.8)%	0.1%
Combined ratio, undiscounted - calendar year	93.0%	93.3%	92.3%	93.4%

Gross premiums written	4,770.4	4,873.3	9,117.8	9,160.8
Net premiums written	3,825.9	3,786.6	7,480.1	7,301.0
Net insurance revenue	3,157.6	3,131.0	6,138.9	6,148.9

Insurance service result	671.1	820.4	1,313.1	1,445.7
Other insurance operating expenses	(99.6)	(79.0)	(193.3)	(175.3)
Discounting of losses and ceded losses on claims recorded in the period	(359.0)	(497.3)	(589.5)	(799.6)
Changes in the risk adjustment and other	18.4	(17.4)	(29.7)	(38.6)
Underwriting profit	230.9	226.7	500.6	432.2
Global Insurers and Reinsurers insurance service result of $671.1 in the second quarter of 2024 decreased by $149.3, primarily reflecting decreased benefit from discounting losses and ceded losses on claims reflecting decreased average discount rates in the period resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings, increased current period catastrophe losses (as set out in the table below, primarily at Allied World and Odyssey Group) and increased underwriting expenses, partially offset by increased net favourable prior year reserve development at Odyssey Group and Brit. The decrease in the insurance service result in the second quarter of 2024 also reflected the release of the risk adjustment on large losses settled in the second quarter of 2023 at Odyssey Group, which had the effect of reducing insurance service expenses in the prior period.

Global Insurers and Reinsurers insurance service result of $1,313.1 in the first six months of 2024 decreased by $132.6, primarily reflecting decreased benefit from discounting losses and ceded losses on claims reflecting decreased average discount rates in the period resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings, partially offset by decreased current period catastrophe losses at Odyssey Group and Allied World (as set out in the table below) and net favourable prior year reserve development compared with net adverse prior year reserve development in the first six months of 2023.
Global Insurers and Reinsurers produced an underwriting profit of $230.9 and $500.6 and undiscounted combined ratios of 93.0% and 92.3% in the second quarter and first six months of 2024 compared to an underwriting profit of $226.7 and $432.2 and undiscounted combined ratios of 93.3% and 93.4% in the second quarter and first six months of 2023. The increase in underwriting profitability in the second quarter and first six months of 2024 principally reflected increased net favourable prior year reserve development and decreased current period catastrophe losses in the first six months of 2024 with the increase in underwriting profitability in the second quarter of 2024 partially offset by increased current period catastrophe losses.
The commission expense ratio decreased to 16.6% and 16.7% in the second quarter and first six months of 2024 from 17.1% and 16.8% in the second quarter and first six months of 2023, primarily reflecting decreased net average commissions at Odyssey Group and Brit, partially offset by increased net average commissions at Allied World, principally due to changes in the mix of business written.
The underwriting expense ratio increased to 11.4% and 11.6% in the second quarter and first six months of 2024 from 10.2% and 10.6% in the second quarter and first six months of 2023, primarily reflecting increased personnel and technology costs at Odyssey Group and Brit as they continue to make investments to support their strategic initiatives and the effects on the underwriting expense ratio of reduced net premiums earned at Odyssey Group and Brit.
The companies comprising the Global Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit in the second quarters and first six months of 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit
	Second quarter		First six months		Second quarter		First six months
	2024	2023	2024	2023	2024	2023	2024	2023
Allied World	93.2%	91.0%	92.4%	91.4%	84.4	102.3	184.5	192.7
Odyssey Group	93.1%	94.3%	92.9%	95.3%	101.1	87.7	195.4	136.7
Brit	92.7%	94.8%	91.1%	92.8%	45.4	36.7	120.7	102.8
Global Insurers and Reinsurers	93.0%	93.3%	92.3%	93.4%	230.9	226.7	500.6	432.2
Catastrophe losses in the Global Insurers and Reinsurers reporting segment for the second quarters and first six months of 2024 and 2023 are as set out in the following table:

	Second quarter						First six months
	2024			2023			2024			2023
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Dubai floods	45.1	1.4		—	—		45.1	0.7		—	—
Turkey earthquake	—	—		6.5	0.2		—	—		96.8	1.5
Other(2)	92.8	2.8		100.1	3.0		172.7	2.6		184.8	2.8
Total catastrophe losses	137.9	4.2	points	106.6	3.2	points	217.8	3.3	points	281.6	4.3	points
(1)    Net of reinstatement premiums.
(2)    Primarily includes attritional catastrophe losses at Odyssey Group and Allied World.
Gross premiums written on a third party basis and net insurance revenue for each operating company in the Global Insurers and Reinsurers reporting segment for the second quarters and first six months of 2024 and 2023 are shown in the following table:

	Gross premiums written				Net insurance revenue
	Second quarter		First six months		Second quarter		First six months
	2024	2023	2024	2023	2024	2023	2024	2023
Allied World	2,021.1	1,872.2	4,025.6	3,755.8	1,282.3	1,206.9	2,516.9	2,373.9
Odyssey Group	1,707.5	1,887.3	3,137.2	3,396.1	1,285.4	1,327.3	2,449.1	2,508.4
Brit	1,041.8	1,113.8	1,955.0	2,008.9	589.9	596.8	1,172.9	1,266.6
Global Insurers and Reinsurers	4,770.4	4,873.3	9,117.8	9,160.8	3,157.6	3,131.0	6,138.9	6,148.9
Gross premiums written decreased by 2.1% and 0.5% in the second quarter and first six months of 2024, primarily reflecting decreases at Odyssey Group (primarily relating to the non-renewal of a U.S. property reinsurance quota share agreement covering homeowners risks and targeted decreases in U.S. crop insurance) and Brit (primarily reflecting decreases at Ki Insurance), partially offset by increases at Allied World within its reinsurance segment (primarily North American property and casualty lines of business) and its insurance segment (primarily Global Markets property lines of business).

Net premiums written increased by 1.0% and 2.5% in the second quarter and first six months of 2024, reflecting the increased average retention at Brit (principally related to increased retention in higher margin business), Odyssey Group (resulting from decreases in U.S. crop insurance which had a higher average cession rate) and Allied World (primarily reflecting increases in the reinsurance segment).
Net insurance revenue remained relatively unchanged in the second quarter and first six months of 2024, principally reflecting increases at Allied World, partially offset by decreases at Odyssey Group and Brit and the timing between when premiums are written and when they are earned.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $1,354.1 in the first six months of 2024 from $1,765.1 in the first six months of 2023, primarily reflecting the return of cash upon the non-renewal of a U.S. property reinsurance quota share agreement at Odyssey Group and decreased net cash collected at Allied World (primarily increased net claims and operating expenses paid).
During the first six months of 2024 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $122.3 (2023 - $135.6) to non-controlling interests.
International Insurers and Reinsurers

	Second quarter				First six months
	2024			2023	2024			2023
	International Insurers and Reinsurers, excluding Gulf Insurance	Gulf Insurance(1)	International Insurers and Reinsurers	International Insurers and Reinsurers(1)	International Insurers and Reinsurers, excluding Gulf Insurance	Gulf Insurance(1)	International Insurers and Reinsurers	International Insurers and Reinsurers(1)
Combined ratio, discounted	81.8%	104.8%	90.2%	86.0%	83.5%	98.9%	91.0%	85.4%

Combined ratio, undiscounted:
Loss & LAE - accident year	59.4%	77.1%	66.4%	63.5%	56.7%	74.7%	64.0%	63.6%
Commissions	21.9%	9.9%	17.1%	18.7%	21.7%	9.7%	16.8%	18.4%
Underwriting expenses	20.8%	19.4%	20.3%	19.9%	21.5%	20.4%	21.2%	19.6%
Combined ratio, undiscounted - accident year	102.1%	106.4%	103.8%	102.1%	99.9%	104.8%	102.0%	101.6%
Net favourable reserve development	(7.8)%	(6.2)%	(7.2)%	(6.8)%	(5.3)%	(3.0)%	(4.4)%	(5.8)%
Combined ratio, undiscounted - calendar year	94.3%	100.2%	96.6%	95.3%	94.6%	101.8%	97.6%	95.8%

Gross premiums written	945.8	815.9	1,761.7	918.1	1,876.6	1,465.4	3,342.0	1,804.4
Net premiums written	575.0	523.8	1,098.8	558.3	1,161.8	857.8	2,019.6	1,105.1
Net insurance revenue	555.5	323.2	878.7	527.7	1,105.2	1,057.6	2,162.8	1,033.8

Insurance service result	101.6	(15.4)	86.2	74.7	182.4	11.6	194.0	151.3
Other insurance operating expenses	(43.6)	(25.9)	(69.5)	(37.8)	(84.2)	(41.0)	(125.2)	(74.0)
Discounting of losses and ceded losses on claims recorded in the period	(40.4)	(6.4)	(46.8)	(19.6)	(59.3)	(12.2)	(71.5)	(31.0)
Changes in the risk adjustment and other	14.8	47.1	61.9	7.8	20.2	27.9	48.1	(2.9)
Underwriting profit (loss)	32.4	(0.6)	31.8	25.1	59.1	(13.7)	45.4	43.4
(1)     Gulf Insurance was consolidated on December 26, 2023. These results differ from those published by Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023, including accounting differences for acquired contracts under IFRS 17.
International Insurers and Reinsurers, excluding Gulf Insurance
The insurance service result, excluding Gulf Insurance, of $101.6 and $182.4 in the second quarter and first six months of 2024 increased by $26.9 and $31.1, primarily reflecting increases at Fairfax Asia (principally at Singapore Re due to lower insurance service expenses, including reduced losses on claims, in part due to increased effects of discounting from higher discount rates), Group Re (primarily higher growth in insurance revenue relative to lower growth in insurance service expenses, partially offset by higher catastrophe losses due to floods in the Gulf region) and Fairfax Central and Eastern Europe (higher growth in insurance revenue and a reduction in insurance service expenses, including from the net benefit of discounting losses on claims, primarily at Colonnade Insurance).

Excluding Gulf Insurance, underwriting profit of $32.4 and $59.1 and undiscounted combined ratios of 94.3% and 94.6% in the second quarter and first six months of 2024 improved from underwriting profit of $25.1 and $43.4 and undiscounted combined ratios of 95.3% and 95.8% in the second quarter and first six months of 2023. The increase in underwriting profit in the second quarter and first six months of 2024 primarily reflected increased profitability at Group Re (the second quarter principally reflected lower attritional losses, partially offset by higher catastrophe losses due to floods in the Gulf region, and the first six months principally reflected the benefit of a loss portfolio transfer reinsurance agreement ("LPT") entered during the first six months of 2024 and lower attritional losses, partially offset by the aforementioned higher catastrophe losses).
The commission expense ratio, excluding Gulf Insurance, of 21.9% and 21.7% in the second quarter and first six months of 2024 increased from 18.7% and 18.4% in the second quarter and first six months of 2023, primarily reflecting higher commission expense ratios at Group Re (principally related to higher profit commission payable on property and liability lines of business), Fairfax Asia (principally due to lower reinsurance commission income and higher profit commission payable at Singapore Re) and Fairfax Latin America (principally due to lower commission income on a quota share agreement at La Meridional and change in product mix at Fairfax Brasil). The higher commission expense ratio in the first six months of 2024 at Group Re also reflected lower net premiums earned due to the LPT noted above.
The underwriting expense ratio, excluding Gulf Insurance, in the second quarter and first six months of 2024 increased to 20.8% and 21.5% from 19.9% and 19.6% in the second quarter and first six months of 2023 primarily due to increased expenses at Bryte Insurance (higher third-party service fees and inflationary increases) and Fairfax Asia (higher personnel costs).
Gulf Insurance
Gulf Insurance's property and casualty insurance operations are included within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations are included within the Life insurance and Run-off reporting segment. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the Middle East and North Africa region through its subsidiaries. Gulf Insurance's property and casualty insurance operations principally underwrite risks for both commercial and retail marine and aviation, motor vehicles, property, engineering and general liability.
Gulf Insurance's underwriting losses of $0.6 and $13.7 were primarily driven by the unwind of certain acquisition accounting adjustments of $8.9 and $17.8 in the second quarter and first six months of 2024. Excluding those adjustments, Gulf Insurance reported underwriting profit of $8.3 and $4.1 and undiscounted combined ratios of 97.9% and 99.5% in the second quarter and first six months of 2024 which absorbed increased acquisition costs on a large insurance contract and catastrophe losses due to flooding in the Gulf region. Gulf Insurance's commission expense ratio of 9.9% and 9.7% in the second quarter and first six months of 2024 was low relative to other companies in the International Insurers and Reinsurers reporting segment primarily due to strong reinsurance commission income as Gulf Insurance cedes a large portion of its written premiums.
International Insurers and Reinsurers
The operating companies comprising the International Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the second quarters and first six months of 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted				Underwriting profit (loss)
	Second quarter		First six months		Second quarter		First six months
	2024	2023	2024	2023	2024	2023	2024	2023
Group Re	88.7%	96.0%	90.4%	96.9%	14.0	5.1	20.6	7.4
Bryte Insurance	97.3%	94.0%	98.6%	98.4%	1.9	4.1	2.0	2.3
Fairfax Asia	95.6%	98.4%	94.7%	95.6%	4.5	1.3	10.4	7.9
Fairfax Latin America	94.6%	95.3%	94.4%	94.9%	6.0	4.6	12.4	9.9
Fairfax Central and Eastern Europe	94.1%	93.2%	94.5%	94.5%	8.4	9.3	16.0	14.0
Eurolife General	113.6%	95.7%	106.7%	94.0%	(2.4)	0.7	(2.3)	1.9
International Insurers and Reinsurers, excluding Gulf Insurance	94.3%	95.3%	94.6%	95.8%	32.4	25.1	59.1	43.4
Gulf Insurance(1)	100.2%	—	101.8%	—	(0.6)	—	(13.7)	—
International Insurers and Reinsurers	96.6%	95.3%	97.6%	95.8%	31.8	25.1	45.4	43.4
(1)     These results differ from those published by Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023, including accounting differences for acquired contracts under IFRS 17. Excluding those adjustments, Gulf Insurance reported underwriting profit of $8.3 and $4.1 and undiscounted combined ratios of 97.9% and 99.5% in the second quarter and first six months of 2024.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the International Insurers and Reinsurers reporting segment for the second quarters and first six months of 2024 and 2023 are shown in the following table:

	Gross premiums written				Net insurance revenue
	Second quarter		First six months		Second quarter		First six months
	2024	2023	2024	2023	2024	2023	2024	2023
Group Re	71.5	44.8	145.5	83.2	103.0	116.2	204.2	206.6
Bryte Insurance	107.6	106.5	207.4	209.9	73.1	71.0	148.4	147.6
Fairfax Asia	232.5	266.1	502.8	562.1	84.6	77.0	166.7	160.3
Fairfax Latin America	349.6	315.6	606.5	570.6	138.2	113.7	273.5	237.2
Fairfax Central and Eastern Europe	160.1	162.9	363.4	333.7	135.3	128.6	271.2	242.6
Eurolife General	24.5	22.2	51.0	44.9	21.3	21.2	41.2	39.5
International Insurers and Reinsurers, excluding Gulf Insurance	945.8	918.1	1,876.6	1,804.4	555.5	527.7	1,105.2	1,033.8
Gulf Insurance	815.9	—	1,465.4	—	323.2	—	1,057.6	—
International Insurers and Reinsurers	1,761.7	918.1	3,342.0	1,804.4	878.7	527.7	2,162.8	1,033.8
International Insurers and Reinsurers, excluding Gulf Insurance
Gross premiums written, excluding Gulf Insurance, increased by 3.0% and 4.0% in the second quarter and first six months of 2024, principally reflecting increases at Group Re (growth in reinsurance of underlying insurance premiums written in India) and Fairfax Latin America (primarily increases in property and accident and health lines), partially offset by decreases at Fairfax Asia (primarily at Singapore Re due to timing of premium recognition, partially offset by the consolidation of Falcon Thailand in July 2023). The increase in the first six months of 2024 also reflected an increase at Fairfax Central and Eastern Europe (increases in property, casualty and accident and health lines and from both new business and rate increases).
Net premiums written, excluding Gulf Insurance, increased by 3.0% and 5.1% in the second quarter and first six months of 2024 consistent with the growth in gross premiums written, other than at Group Re where net premiums written decreased for the first six months of 2024 due to higher ceded premiums on new business and the LPT noted above. Net insurance revenue, excluding Gulf Insurance, increased by 5.3% and 6.9% in the second quarter and first six months of 2024, principally reflecting the increase in net premiums written.
Gulf Insurance
Gulf Insurance's net insurance revenue included the effects of accounting for acquired insurance and reinsurance contracts on the company's acquisition of Gulf Insurance, whereby those contracts were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the insurance and reinsurance contracts deemed as the premiums received and paid, respectively. Consequently, the fair value of insurance and reinsurance contracts acquired, comprising claims and ceded claims in their settlement period, and unearned premiums and unearned ceded premiums, are included within the liability for remaining coverage and the asset for remaining coverage, respectively, except for settled claims that remain unpaid and settled ceded claims where payment has not yet been received, which are included within the liability for incurred claims and asset for incurred claims, respectively. Claims and ceded claims acquired in their settlement period and included within the liability for remaining coverage and the asset for remaining coverage, respectively, are released into insurance revenue and cost of reinsurance, respectively, based on the expected amount and timing of claim settlements; the actual settlement of such claims and ceded claims are included within insurance service expense and recoveries of insurance service expense, respectively. Unearned premiums and unearned ceded premiums are released into insurance revenue and cost of reinsurance, respectively, over the remaining coverage period. During the first six months of 2024 this resulted in an increase of $243.4 to net insurance revenue, and increases to insurance service expenses of $603.8 and recoveries of insurance service expenses of $333.8, resulting in a pre-tax net loss to insurance service result of $26.6.
On April 25, 2024 the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of $126.7.

    Life insurance and Run-off

	Second quarter
	2024			2023
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	56.8	—	56.8	52.3	13.2	65.5

Insurance revenue	50.4	3.2	53.6	33.8	17.6	51.4
Insurance service expenses	(34.7)	(47.1)	(81.8)	(22.1)	(70.9)	(93.0)
Net reinsurance result	(2.4)	0.8	(1.6)	(0.8)	10.1	9.3
Insurance service result	13.3	(43.1)	(29.8)	10.9	(43.2)	(32.3)

	First six months
	2024			2023
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	108.5	—	108.5	96.0	13.2	109.2

Insurance revenue	83.5	5.5	89.0	59.5	20.7	80.2
Insurance service expenses	(72.3)	(47.9)	(120.2)	(47.2)	(82.0)	(129.2)
Net reinsurance result	2.0	(1.1)	0.9	(1.4)	26.4	25.0
Insurance service result	13.2	(43.5)	(30.3)	10.9	(34.9)	(24.0)
(1)    Comprised of Gulf Insurance and Eurolife for 2024 and Eurolife for 2023. These results differ from those published by Gulf Insurance and Eurolife primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Gulf Insurance on December 26, 2023 and Eurolife on July 14, 2021, and the presentation of Gulf Insurance and Eurolife’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Gulf Insurance and Eurolife’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as "Gulf Insurance" and “Eurolife General”, respectively.
Eurolife and Gulf Insurance primarily underwrite traditional life insurance policies (endowments, deferred annuities, term life and whole life (Eurolife only)), group benefits including retirement benefits, and accident and health insurance policies. Life insurance revenue of $83.5 principally related to Eurolife in the first six months of 2024 and primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits, and accident and health insurance policies. Life insurance's insurance service expenses of $72.3 in the first six months of 2024 primarily consisted of Eurolife's net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
Run-off manages the company's run-off businesses in the U.S. and continues to manage substantially all of the company's latent reserves. Run-off's insurance service expenses of $47.1 and $47.9 in the second quarter and first six months of 2024 included net adverse prior year reserve development of $43.0 and $39.3 on an undiscounted basis related to legacy claims, primarily construction defects. The second quarter and first six months of 2023 included net adverse prior year reserve development of $70.7 and $72.3 principally related to latent hazard claims stemming from incremental increases in litigation activity and its associated costs.

    Non-insurance companies

	Second quarter
	2024					2023
	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total
Revenue	468.3	71.3	259.8	738.7	1,538.1	469.3	66.3	251.7	772.3	1,559.6
Expenses	(419.9)	(59.8)	(246.0)	(758.9)	(1,484.6)	(430.2)	(62.4)	(240.1)	(795.0)	(1,527.7)
Pre-tax income (loss) before interest expense and other	48.4	11.5	13.8	(20.2)	53.5	39.1	3.9	11.6	(22.7)	31.9
Interest and dividends	2.4	(6.8)	—	0.6	(3.8)	2.4	(40.7)	—	0.3	(38.0)
Share of profit (loss) of associates	—	(23.9)	0.1	(0.7)	(24.5)	—	43.2	(0.2)	—	43.0
Operating income (loss)	50.8	(19.2)	13.9	(20.3)	25.2	41.5	6.4	11.4	(22.4)	36.9

	First six months
	2024					2023
	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total
Revenue	854.4	141.0	469.0	1,587.9	3,052.3	848.3	134.4	438.5	1,696.8	3,118.0
Expenses	(807.5)	(123.2)	(446.1)	(1,608.1)	(2,984.9)	(801.7)	(132.8)	(425.6)	(1,793.8)	(3,153.9)
Pre-tax income (loss) before interest expense and other	46.9	17.8	22.9	(20.2)	67.4	46.6	1.6	12.9	(97.0)	(35.9)
Interest and dividends	4.8	(9.4)	—	0.9	(3.7)	4.9	(29.8)	—	0.7	(24.2)
Share of profit (loss) of associates	—	(20.7)	0.3	(0.8)	(21.2)	—	96.0	(0.1)	0.5	96.4
Operating income (loss)	51.7	(12.3)	23.2	(20.1)	42.5	51.5	67.8	12.8	(95.8)	36.3
(1)    Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Grivalia Hospitality.

Non-insurance companies' revenue and expenses decreased modestly to $1,538.1 and $1,484.6 in the second quarter of 2024 from $1,559.6 and $1,527.7 in the second quarter of 2023, primarily due to lower business volume at Boat Rocker, partially offset by higher business volumes at Grivalia Hospitality, Thomas Cook India and Dexterra Group.
Non-insurance companies' revenue and expenses decreased to $3,052.3 and $2,984.9 in the first six months of 2024 from $3,118.0 and $3,153.9 in the first six months of 2023, primarily due to lower business volumes at Boat Rocker and AGT, partially offset by higher business volumes at Thomas Cook India and Grivalia Hospitality.
    Investments
Refer to the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading Investment Performance, for details of interest and dividends and share of profit of associates.
Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and six months ended June 30, 2024 and 2023 were comprised as follows:

	Second quarter
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized losses	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects	193.7	183.7	377.4	(82.0)	245.7	163.7
Total bonds	(24.0)	(166.8)	(190.8)	(72.5)	(332.8)	(405.3)
Other	(44.8)	99.8	55.0	(51.0)	(49.5)	(100.5)
Net gains (losses) on investments	124.9	116.7	241.6	(205.5)	(136.6)	(342.1)

	First six months
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains	Net gains (losses) on investments

Long equity exposures and financial effects	708.4	(55.9)	652.5	90.7	483.4	574.1
Total bonds	(5.1)	(504.5)	(509.6)	(404.4)	318.1	(86.3)
Other	17.0	23.2	40.2	(114.1)	55.4	(58.7)
Net gains (losses) on investments	720.3	(537.2)	183.1	(427.8)	856.9	429.1

Long equity exposures and financial effects: During the second quarter and first six months of 2024 the company's long equity exposures produced net gains of $377.4 and $652.5 compared to the second quarter and first six months of 2023 of $163.7 and $574.1, primarily reflecting net gains of $131.5 and $462.1 (2023 - $144.9 and $284.7) on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares, and $184.5 and $201.9 (2023 - $41.6 and $342.7) on common stocks, and in the first six months of 2023 realized gains on the disposition of Resolute of $44.2.
Bonds: Net losses on bonds of $190.8 in the second quarter of 2024 (2023 - $405.3) were primarily comprised of net losses on U.S. treasury bonds of $76.7 (2023 - $318.9) and Brazilian government bonds of $68.5 (2023 - net gains of $7.2). Net losses on bonds of $509.6 in the first six months of 2024 (2023 - $86.3) were primarily comprised of net losses on U.S. treasury bonds of $343.3 (2023 - $102.0) and corporate and other bonds of $64.1 (2023 - net gains of $43.6).
The benefit of the effect of increases in discount rates on prior year net losses on claims of $353.7 in the first six months of 2024 (2023 - $90.8) partially offset net losses recorded on the company’s bond portfolio of $509.6 (2023 - $86.3).
Preferred stocks: Net gains on preferred stocks, included in other in the previous table, primarily reflected net gains of $43.6 on the company's holdings of Digit compulsory convertible preferred shares during the second quarter and first six months of 2024.
Foreign currency: Net losses on foreign currency in the second quarter and first six months of 2024 of $22.9 and $27.4 were comprised of foreign currency net losses on investing activities of $54.4 and $146.1, partially offset by net gains on foreign currency contracts of $23.4 and $73.6 and underwriting activities of $8.1 and $45.1.
Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three and six months ended June 30, 2024 and 2023 was comprised as follows:

	Second quarter		First six months
	2024	2023	2024	2023
Interest expense on borrowings:
Holding company	94.2	67.2	178.2	134.2
Insurance and reinsurance companies	20.2	15.4	40.8	30.2
Non-insurance companies(1)	33.3	35.2	67.5	64.7
	147.7	117.8	286.5	229.1
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	3.8	3.6	7.6	7.2
Non-insurance companies	8.9	9.0	17.8	18.4
	12.7	12.6	25.4	25.6

Interest expense	160.4	130.4	311.9	254.7
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.
The increase in interest expense on borrowings at the holding company in the second quarter and first six months of 2024 principally reflected the issuance on March 22, 2024 of $1.0 billion principal amount of 6.35% unsecured senior notes due 2054, the accretion on the note payable to KIPCO of $660.0 principal amount and the issuance of $750.0 principal amount of 6.00% unsecured senior notes due 2033 ($400.0 issued on December 7, 2023, and the re-opening issuances of $200.0 on January 12, 2024 and $150.0 on June 24, 2024), partially offset by the early redemptions on January 29, 2024 of $279.3 principal amount of 4.875% unsecured senior notes due 2024 and on March 15, 2024 of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025.
The increase in interest expense on borrowings at the insurance and reinsurance companies in the second quarter and first six months of 2024 principally reflected the consolidation of Gulf Insurance's borrowings of $172.9 on December 26, 2023.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	Second quarter		First six months
	2024	2023	2024	2023
Fairfax corporate overhead	46.2	47.1	100.6	118.7
Subsidiary holding companies' corporate overhead	23.0	19.7	32.8	32.1
Subsidiary holding companies' non-cash intangible asset amortization and goodwill impairment charges(1)	26.5	23.2	53.0	45.7
Corporate and other expenses as presented in the consolidated statement of earnings	95.7	90.0	186.4	196.5
Holding company interest and dividends	11.8	12.4	(3.0)	5.5
Holding company share of profit of associates	(24.3)	(35.8)	(31.9)	(77.1)
Investment management and administration fee income and other	(47.0)	(79.0)	(91.7)	(110.8)
Corporate overhead and other(2)	36.2	(12.4)	59.8	14.1
(1)    Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)    Presented as Corporate overhead and other in note 16 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2024.

Fairfax corporate overhead decreased to $46.2 and $100.6 in the second quarter and first six months of 2024 from $47.1 and $118.7 in the second quarter and first six months of 2023 primarily reflecting non-recurring compensation expense in 2023, partially offset by higher legal and consulting fees and higher office and general expenses. The decrease in the first six months of 2024 also reflected a decrease in charitable donations.
Investment management and administration fee income and other decreased to $47.0 and $91.7 in the second quarter and first six months of 2024 from $79.0 and $110.8 in the second quarter and first six months of 2023 primarily due to a performance fee from Fairfax India in the second quarter and first six months of 2024 of nil compared to an accrual of $35.6 and $21.1 in the second quarter and first six months of 2023. During the first quarter of 2024 the holding company received cash of $110.2 from Fairfax India for settlement of the performance fee pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023.
Details on consolidated interest and dividends, share of profit of associates and net gains (losses) on investments are set out in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.

Income Taxes
Details of the provision for income taxes in the second quarters and first six months of 2024 and 2023 are provided in note 14 (Income Taxes) to the interim consolidated financial statements for the three and six months ended June 30, 2024.

Segmented Balance Sheet
The company's segmented balance sheets as at June 30, 2024 and December 31, 2023 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. In the table below, the company's three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	June 30, 2024					December 31, 2023
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	263.3	—	—	2,278.3	2,541.6	270.9	—	—	1,510.7	1,781.6
Insurance contract receivables	800.9	12.4	—	—	813.3	915.3	10.8	—	—	926.1
Portfolio investments(1)	58,995.6	4,113.1	2,243.7	(1,512.2)	63,840.2	58,180.0	4,318.0	2,496.5	(1,572.4)	63,422.1
Reinsurance contract assets held	11,334.9	432.0	—	(898.0)	10,868.9	11,373.4	454.3	—	(940.0)	10,887.7
Deferred income tax assets	192.1	0.8	53.7	27.9	274.5	211.3	1.3	54.1	34.4	301.1
Goodwill and intangible assets	4,222.5	10.1	2,044.4	0.5	6,277.5	4,245.7	8.4	2,121.6	0.6	6,376.3
Due from affiliates	210.9	346.4	1.5	(558.8)	—	250.8	338.8	—	(589.6)	—
Other assets	2,626.4	1,474.1	4,302.8	463.7	8,867.0	2,059.8	1,394.8	4,377.4	458.2	8,290.2
Investments in Fairfax insurance and reinsurance affiliates(2)	178.6	22.1	—	(200.7)	—	181.0	15.5	—	(196.5)	—
Total assets	78,825.2	6,411.0	8,646.1	(399.3)	93,483.0	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1

Liabilities
Accounts payable and accrued liabilities	2,296.3	303.8	2,426.0	508.7	5,534.8	2,083.7	257.6	2,625.6	520.3	5,487.2
Derivative obligations	247.2	—	61.6	14.3	323.1	351.4	—	61.0	32.5	444.9
Deferred income tax liabilities	918.8	73.5	278.3	89.9	1,360.5	866.0	69.6	274.2	40.5	1,250.3
Insurance contract payables	485.5	615.8	—	—	1,101.3	553.5	653.4	—	—	1,206.9
Insurance contract liabilities	42,984.9	4,248.7	—	(904.1)	46,329.5	42,649.9	4,466.7	—	(945.2)	46,171.4
Due to affiliates	15.2	11.8	37.8	(64.8)	—	49.7	0.8	159.9	(210.4)	—
Borrowings - holding company and insurance and reinsurance companies	891.4	—	—	8,248.1	9,139.5	895.6	—	—	6,928.9	7,824.5
Borrowings - non-insurance companies	—	—	1,974.6	6.9	1,981.5	—	—	1,891.8	7.2	1,899.0
Total liabilities	47,839.3	5,253.6	4,778.3	7,899.0	65,770.2	47,449.8	5,448.1	5,012.5	6,373.8	64,284.2

Equity
Shareholders' equity attributable to shareholders of Fairfax	27,938.5	1,153.4	2,271.7	(8,298.3)	23,065.3	27,134.9	1,081.5	2,402.5	(7,668.4)	22,950.5
Non-controlling interests	3,047.4	4.0	1,596.1	—	4,647.5	3,103.5	12.3	1,634.6	—	4,750.4
Total equity	30,985.9	1,157.4	3,867.8	(8,298.3)	27,712.8	30,238.4	1,093.8	4,037.1	(7,668.4)	27,700.9
Total liabilities and total equity	78,825.2	6,411.0	8,646.1	(399.3)	93,483.0	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1

(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at June 30, 2024 compared to those identified at December 31, 2023 and disclosed in the company’s 2023 Annual Report. See note 15 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2024.

Financial Condition
    Capital Management
See note 15 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and six months ended June 30, 2024.
Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three and six months ended June 30, 2024, except for "cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the six months ended June 30, 2024 and 2023
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $1,857.0 in 2024 from $2,137.6 in 2023, principally reflecting higher net paid losses and higher income taxes paid, partially offset by higher net premium collections and higher interest and dividends received.
Investing activities for the six months ended June 30, 2024 and 2023
Sales of investments in associates of $774.3 in 2023 primarily reflected proceeds from the sale of the company's investment in Resolute for cash consideration of $622.5 ($20.50 per Resolute common share).
Purchases of investments in associates of $310.4 in 2023 primarily reflected increased investment in Atlas common shares through the exercise of equity warrants for cash consideration of $78.7, and purchases of certain securities held through AVLNs entered with RiverStone Barbados, and an additional investment in Bangalore Airport by Fairfax India for cash consideration of $75.0.
Proceeds from sale of insurance subsidiaries, net of cash divested, of $128.7 in 2023 primarily reflected Brit's sale of Ambridge.
Financing activities for the six months ended June 30, 2024 and 2023
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,932.9 in 2024 primarily reflected net proceeds from the issuance of $1.0 billion principal amount of 6.350% unsecured senior notes due 2054, the issuance of $600.0 principal amount of 6.10% unsecured senior notes due 2055, and the re-opening of the December 2023 issuance for $350.0 principal amount of 6.00% unsecured senior notes due 2033.
Repayments of borrowings - holding company and insurance and reinsurance companies of $538.9 in 2024 primarily reflected the holding company's redemption of its remaining $279.3 principal amount of 4.875% unsecured senior notes due 2024, and the redemption of its Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025 using the net proceeds from the note issuances due 2033 described above.
Purchases of subsidiary shares from non-controlling interests of $142.4 in 2024 primarily reflected the completion of the mandatory tender offer for the non-controlling interests in Gulf Insurance for cash consideration of $126.7.
Purchases of subsidiary shares from non-controlling interests of $119.1 in 2023 primarily reflected the company's purchase of Allied World shares from minority shareholders for cash consideration of $30.6 and Fairfax India's purchases of its common shares under its normal course issuer bid.
Holding company
Holding company cash and investments at June 30, 2024 was $2,541.6 ($2,527.3 net of $14.3 of holding company derivative obligations) compared to $1,781.6 ($1,749.1 net of $32.5 of holding company derivative obligations) at December 31, 2023.
Significant cash and investment transactions during the first six months of 2024 included net proceeds of $1,932.9 from the issuance of $1.0 billion principal amount of unsecured senior notes due 2054, the re-opening of unsecured senior notes due 2033 for $350.0 principal amount ($200.0 and $150.0 in the first and second quarters of 2024, respectively), and the issuance of $600.0 principal amount of unsecured senior notes due 2055, dividends received from the insurance and reinsurance companies of $636.7, net gains of $462.1 on the company's investment in long equity total return swaps on Fairfax subordinate voting shares and the receipt of the

Fairfax India performance fee of $110.2, partially offset by purchases for cancellation of 854,031 subordinate voting shares, primarily under the terms of the company's normal course issuer bids, at a cost of $938.1, net disbursements, including accrued interest, of $543.9 relating to the redemption of unsecured senior notes due in August 2024 and March 2025, the payment of common and preferred share dividends of $387.8, a capital contribution to Run-off of $140.0 and completion of the mandatory tender offer for the non-controlling interests in Gulf Insurance of $126.7.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at June 30, 2024 of $2,527.3 provides adequate liquidity to meet the holding company’s remaining known commitments in 2024. In addition, the holding company owns investments in associates and consolidated non-insurance companies with a fair value of approximately $2.0 billion. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility.
The holding company’s known significant commitments for the remainder of 2024 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also in 2024 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets. Subsequent to June 30, 2024, on July 19, 2024 Allied World became the primary co-obligor of the 2055 notes in exchange for cash received from the holding company of $596.6.
Insurance and reinsurance companies
During the first six months of 2024 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $557.1 primarily due to net cash provided by insurance and reinsurance operations, interest and dividends received primarily from the insurance and reinsurance companies' fixed income portfolio and net sales of certain common stocks classified at FVTPL, partially offset by net purchases of bonds and dividends paid to the holding company.

    Book Value Per Basic Share
Book Value Per Basic Share
Common shareholders’ equity at June 30, 2024 was $21,729.8 or $979.63 per basic share compared to $21,615.0 or $939.65 per basic share at December 31, 2023, representing an increase per basic share in the first six months of 2024 of 4.3% (an increase of 6.0% adjusted for the $15.00 per common share dividend paid in the first quarter of 2024). During the first six months of 2024 the number of common shares effectively outstanding decreased by 821,629, primarily as a result of purchases of 854,031 subordinate voting shares for cancellation, partially offset by net issuances of 32,402 subordinate voting shares from treasury (for use in the company’s share-based payment awards). At June 30, 2024 there were 22,181,619 common shares effectively outstanding.
Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over adjusted carrying value of these investments at June 30, 2024 was $1,514.5 (December 31, 2023 - $1,006.0).

	June 30, 2024			December 31, 2023
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	2,742.3	2,282.9	459.4	2,251.6	2,099.5	152.1
Poseidon	2,046.3	1,776.8	269.5	2,046.3	1,706.4	339.9
Quess	369.8	431.5	(61.7)	321.9	430.2	(108.3)
Stelco(2)	351.8	277.9	73.9	491.6	291.6	200.0
All other	2,034.8	1,961.5	73.3	1,714.5	1,694.0	20.5
	7,545.0	6,730.6	814.4	6,825.9	6,221.7	604.2

Non-insurance companies(3):
Fairfax India	826.2	730.4	95.8	875.2	758.3	116.9
Thomas Cook India	870.1	218.0	652.1	489.5	201.1	288.4
Other(4)	141.8	189.6	(47.8)	164.7	168.2	(3.5)
	1,838.1	1,138.0	700.1	1,529.4	1,127.6	401.8
	9,383.1	7,868.6	1,514.5	8,355.3	7,349.3	1,006.0

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2024, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
(2)    Subsequent to June 30, 2024, on July 15, 2024 Cliffs entered into a definitive agreement to acquire all outstanding common shares of Stelco. The company's current estimated pre-tax gain on sale of its holdings of Stelco common shares is approximately $390, calculated as the excess of consideration of approximately $668 over the carrying value of the investment in associate at June 30, 2024 of $277.9). See note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2024 for details.
(3)    The fair values of the company's investments in market traded non-insurance companies - Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in the first quarter of 2024) - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three and six months ended June 30, 2024, less the subsidiary's non-controlling interests as included in note 12 (Total Equity) to those interim consolidated financial statements. Farmers Edge was delisted from the Toronto Stock Exchange following its privatization in the first quarter of 2024 and is excluded at June 30, 2024.
(4)    Includes Dexterra Group and Boat Rocker in both periods and also Farmers Edge at December 31, 2023.
Normal course issuer bid
Following the expiry on September 29, 2023 of its then current normal course issuer bid, on September 30, 2023 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2024, to acquire up to 2,341,564 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 175,309 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company. During the first six months of 2024 the company purchased for cancellation 854,031 subordinate voting shares (2023 – 179,744) primarily under its normal course issuer bids at a cost of $938.1 (2023 – $114.9). Included were 275,000 subordinate voting shares purchased from Prem Watsa, the company's Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.

Accounting and Disclosure Matters
Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting
On December 26, 2023 the company acquired a controlling interest in Gulf Insurance Group K.S.C.P. (“Gulf Insurance”) and commenced consolidating the assets and liabilities of Gulf Insurance in the company's financial reporting. Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of Gulf Insurance, the results of which are included in the consolidated financial statements of the company for the three and six months ended June 30, 2024. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Gulf Insurance, including the effects of acquired contracts accounting under IFRS 17, represented 9.2% and 12.2% of the company’s consolidated insurance revenue for the three and six months ended June 30, 2024, respectively, and represented 4.8% and 3.7% of the company’s consolidated total assets and total liabilities, respectively, as at June 30, 2024. The table that follows presents a summary of financial information for Gulf Insurance.

For the six months ended June 30, 2024
Insurance revenue	1,844.8
Net earnings	47.1

As at June 30, 2024
Assets
Insurance contract receivables	9.0
Portfolio investments	2,536.4
Reinsurance contract assets held	578.9
Deferred income tax assets	13.0
Goodwill and intangible assets	964.5
Other assets	340.9
Total assets	4,442.7

Liabilities
Accounts payable and accrued liabilities	306.2
Deferred income tax liabilities	68.2
Insurance contract payables	15.4
Insurance contract liabilities	1,885.7
Borrowings - holding company and insurance and reinsurance companies	171.5
Total liabilities	2,447.0
Equity	1,995.7
4,442.7

Quarterly Data

	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Income(1)	10,108.6	9,860.0	10,782.5	9,703.6	8,605.5	9,325.6	9,274.0	7,940.6
Net earnings	1,055.8	769.7	1,674.8	1,187.0	829.1	1,404.0	2,480.9	582.7
Net earnings attributable to shareholders of Fairfax	915.4	776.5	1,328.5	1,068.9	734.4	1,250.0	2,318.1	499.4
Net earnings per share	$40.18	$33.26	$57.02	$45.62	$31.10	$53.17	$98.62	$20.71
Net earnings per diluted share	$37.18	$30.82	$52.87	$42.26	$28.80	$49.38	$91.87	$19.31
(1)    Income is comprised of insurance revenue, interest and dividends, share of profit (loss) of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.
Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector which have elevated concerns among market participants about the liquidity, default and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

	Second quarter		First six months
	2024	2023	2024	2023
Insurance revenue	7,493.5	6,654.2	15,180.3	12,934.1
Cost of reinsurance	(1,547.1)	(1,262.1)	(3,146.8)	(2,382.1)
Net insurance revenue	5,946.4	5,392.1	12,033.5	10,552.0
Combined ratio, discounted – This performance measure of underwriting results under IFRS 17 is calculated as insurance service expenses less recoveries of insurance service expenses, expressed as a percentage of net insurance revenue.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 12 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2024. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2024 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refers to the company's long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 15 (Financial Risk Management, under the heading "Market Risk") to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2024.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three and six months ended June 30, 2024, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 15 (Financial Risk Management, under the heading "Capital Management").
Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2024, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company's insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.

Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2024. All figures in that reconciliation are from the company's unaudited interim consolidated statement of earnings for the three and six months ended June 30, 2024, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.

Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims incurred in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit (loss) of associates, this measure is used in a similar manner to operating income (loss).
Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances of the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims incurred in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) of the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable IFRS measure, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".

	Second quarter
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2024	2023	2024	2023	2024	2023	2024	2023
Reconciliation of net premiums earned:
Insurance revenue(1)	2,159.5	2,007.2	3,826.2	3,900.4	1,558.3	825.6	7,544.0	6,733.2
Cost of reinsurance(1)	(294.1)	(322.2)	(668.6)	(769.4)	(679.6)	(297.9)	(1,642.3)	(1,389.5)
Net insurance revenue	1,865.4	1,685.0	3,157.6	3,131.0	878.7	527.7	5,901.7	5,343.7
Adjust for: net ceding commissions on reinsurance assumed and other	(99.8)	(80.2)	161.3	257.0	65.3	2.2	126.8	179.0
Net premiums earned	1,765.6	1,604.8	3,318.9	3,388.0	944.0	529.9	6,028.5	5,522.7

Total underwriting expenses, net:
Losses on claims - accident year	1,102.9	1,032.0	2,199.8	2,240.9	627.1	335.8	3,929.8	3,608.7
Net favourable reserve development	(19.5)	(31.9)	(44.8)	(4.4)	(67.5)	(35.5)	(131.8)	(71.8)
Losses on claims - calendar year	1,083.4	1,000.1	2,155.0	2,236.5	559.6	300.3	3,798.0	3,536.9
Commissions	278.9	246.4	550.9	579.9	161.4	98.9	991.2	925.2
Other underwriting expenses	295.6	272.6	382.1	344.9	191.2	105.6	868.9	723.1
Total underwriting expenses, net	1,657.9	1,519.1	3,088.0	3,161.3	912.2	504.8	5,658.1	5,185.2
Underwriting profit	107.7	85.7	230.9	226.7	31.8	25.1	370.4	337.5
Combined ratios, undiscounted	93.9%	94.7%	93.0%	93.3%	96.6%	95.3%	93.9%	93.9%

	First six months
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2024	2023	2024	2023	2024	2023	2024	2023
Reconciliation of net premiums earned:
Insurance revenue(1)	4,265.3	3,918.4	7,472.1	7,557.2	3,558.2	1,597.9	15,295.6	13,073.5
Cost of reinsurance(1)	(613.3)	(625.9)	(1,333.2)	(1,408.3)	(1,395.4)	(564.1)	(3,341.9)	(2,598.3)
Net insurance revenue	3,652.0	3,292.5	6,138.9	6,148.9	2,162.8	1,033.8	11,953.7	10,475.2
Adjust for: net ceding commissions on reinsurance assumed and other	(183.9)	(158.7)	391.8	423.9	(304.2)	4.0	(96.3)	269.2
Net premiums earned	3,468.1	3,133.8	6,530.7	6,572.8	1,858.6	1,037.8	11,857.4	10,744.4

Total underwriting expenses, net:
Losses on claims - accident year	2,176.0	1,988.5	4,230.9	4,330.8	1,189.9	659.7	7,596.8	6,979.0
Net (favourable) adverse reserve development	(30.9)	(47.1)	(49.1)	5.4	(81.7)	(60.4)	(161.7)	(102.1)
Losses on claims - calendar year	2,145.1	1,941.4	4,181.8	4,336.2	1,108.2	599.3	7,435.1	6,876.9
Commissions	543.7	484.1	1,092.2	1,103.7	312.8	191.1	1,948.7	1,778.9
Other underwriting expenses	581.9	532.6	756.1	700.7	392.2	204.0	1,730.2	1,437.3
Total underwriting expenses, net	3,270.7	2,958.1	6,030.1	6,140.6	1,813.2	994.4	11,114.0	10,093.1
Underwriting profit	197.4	175.7	500.6	432.2	45.4	43.4	743.4	651.3
Combined ratios, undiscounted	94.3%	94.4%	92.3%	93.4%	97.6%	95.8%	93.7%	93.9%
(1)    As presented in the Net Earnings by Reporting Segment section of this MD&A.

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in 2024).

	June 30, 2024			December 31, 2023
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	7,545.0	6,730.6	814.4	6,825.9	6,221.7	604.2
Non-insurance companies	1,838.1	1,138.0	700.1	1,529.4	1,127.6	401.8
	9,383.1	7,868.6	1,514.5	8,355.3	7,349.3	1,006.0
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at June 30, 2024 and December 31, 2023, and excludes investments in associates held by the company's consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	June 30, 2024		December 31, 2023
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	8,278.7	7,229.8	7,553.2	6,607.6
Less:
Insurance and reinsurance investments in associates(1)	726.1	490.9	711.2	368.7
Associates held by consolidated non-insurance companies(2)	7.6	8.3	16.1	17.2
Non-insurance associates included in the performance measure	7,545.0	6,730.6	6,825.9	6,221.7
(1)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three and six months ended June 30, 2024.
(2)    Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at June 30, 2024 and December 31, 2023, as shown in the table below, which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company's consolidated balance sheet.

	June 30, 2024			December 31, 2023
	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)
Portfolio investments	2,339.2	(95.5)	2,243.7	2,445.1	51.4	2,496.5
Deferred income tax assets	29.6	24.1	53.7	29.2	24.9	54.1
Goodwill and intangible assets	545.2	1,499.2	2,044.4	585.8	1,535.8	2,121.6
Other assets(3)	1,297.9	3,006.4	4,304.3	1,271.2	3,106.2	4,377.4
Total assets	4,211.9	4,434.2	8,646.1	4,331.3	4,718.3	9,049.6

Accounts payable and accrued liabilities(3)	875.6	1,588.2	2,463.8	1,026.8	1,758.7	2,785.5
Derivative obligations	0.1	61.5	61.6	—	61.0	61.0
Deferred income tax liabilities	55.4	222.9	278.3	38.8	235.4	274.2
Borrowings - non-insurance companies	741.4	1,233.2	1,974.6	721.6	1,170.2	1,891.8
Total liabilities	1,672.5	3,105.8	4,778.3	1,787.2	3,225.3	5,012.5

Shareholders’ equity attributable to shareholders of Fairfax(4)	1,138.0	1,133.7	2,271.7	1,127.6	1,274.9	2,402.5
Non-controlling interests	1,401.4	194.7	1,596.1	1,416.5	218.1	1,634.6
Total equity	2,539.4	1,328.4	3,867.8	2,544.1	1,493.0	4,037.1
Total liabilities and equity	4,211.9	4,434.2	8,646.1	4,331.3	4,718.3	9,049.6
(1)    Non-insurance companies as presented in the Segmented Balance Sheet in this MD&A.
(2)    Portfolio investments include intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.
(3)    Other assets include due from affiliates, and accounts payable and accrued liabilities include due to affiliates.
(4)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	First six months
	2024	2023
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	1,887.8	2,022.1
All other reporting segments	(30.8)	115.5
Net purchases of investments classified at FVTPL	(90.7)	(3,483.4)
Cash provided by (used in) operating activities as presented in the consolidated statement of cash flows	1,766.3	(1,345.8)

Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates" and intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments”. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.